Exhibit 99.1

    SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

Shinhan Bank:

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Shinhan Bank and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, of the consolidated financial position of the Group as of December 31, 2015 and 2014 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2016

This report is effective as of March 8, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Notes	December 31, 2015		December 31, 2014
Assets
Cash and due from banks	4,7,10,40,41	￦	16,891,386	15,860,077
Trading assets	4,8,41,43		9,056,812	8,316,341
Derivative assets	4,9,41,43		1,617,518	1,309,094
Loans	4,10,17,41,43		209,651,483	188,325,465
Available-for-sale financial assets	4,11,17,43		24,460,599	22,363,612
Held-to-maturity financial assets	4,11,17		10,105,051	8,012,117
Property and equipment	6,12,17		1,986,547	2,036,119
Intangible assets	6,13		315,223	180,267
Investments in associates	14		232,522	211,272
Investment properties	6,15		765,606	738,614
Current tax assets	37		7,409	7,033
Deferred tax assets	37		77,728	90,575
Other assets	4,10,16,41,44		9,835,923	8,190,271
Non-current assets held for sale			3,630	5,472

Total assets		￦	285,007,437	255,646,329

Liabilities
Financial liabilities designated at fair value through profit or loss	4,18	￦	13,509	6,139
Deposits	4,19,41		212,975,192	189,639,872
Trading liabilities	4,20		463,766	428,936
Derivative liabilities	4,9,41,43		1,573,432	1,256,438
Borrowings	4,21		12,998,479	12,802,821
Debt securities issued	4,22		20,020,550	16,581,408
Liability for defined benefit obligations	23		154,769	245,975
Provisions	24,39,41		296,088	298,728
Current tax liabilities	37,41		40,029	170,699
Deferred tax liabilities	37		9,918	9,335
Other liabilities	4,25,41,43,44		15,622,352	13,729,078

Total liabilities			264,168,084	235,169,429

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		801,298	1,100,250
Capital surplus	26		403,164	403,164
Capital adjustments	26		(29,340)	(842)
Accumulated other comprehensive income	26,37		(59,948)	237,399
Retained earnings	26,27		11,787,170	10,805,574
Total equity attributable to equity holder of Shinhan Bank			20,830,422	20,473,623
Non-controlling interests	26		8,931	3,277

Total equity			20,839,353	20,476,900

Total liabilities and equity		￦	285,007,437	255,646,329

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Notes	2015		2014
Interest income		￦	7,649,492	8,513,316
Interest expense			(3,484,777)	(4,146,183)

Net interest income	4,6,28,41,43		4,164,715	4,367,133

Fees and commission income			1,050,286	971,484
Fees and commission expense			(196,423)	(168,541)

Net fees and commission income	4,6,29,41,43		853,863	802,943

Dividend income	30,43		184,101	93,478
Net trading gain (loss)	31		134,421	(39,804)
Net foreign currencies transactions gain			75,053	252,759
Gain (Loss) on financial instruments designated at fair value through profit or loss	18		(16)	34
Net gain on sale of available-for-sale financial assets	11		422,279	427,992
Impairment loss on financial assets	4,10,32,41		(799,415)	(684,010)
General and administrative expenses	33,41		(2,785,435)	(2,918,011)
Net other operating expenses	6, 35,41		(515,840)	(505,118)

Operating income			1,733,726	1,797,396

Non-operating income, net	6, 36		127,945	26,592

Equity in income of investments in associates	6,14		13,399	11,808

Profit before income tax			1,875,070	1,835,796
Income tax expense	6,37		(385,082)	(380,143)

Profit for the year	6,27		1,489,988	1,455,653

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss	4,26
Foreign currency translation differences for foreign operations			(2,521)	4,926
Unrealized net change in fair value of available-for-sale financial assets			(240,864)	63,811
Equity in other comprehensive income of associates			6,003	4,297

			(237,382)	73,034
Items that will never be reclassified subsequently to profit or loss
Defined benefit plan actuarial loss			(54,645)	(131,907)

Other comprehensive loss for the year, net of income tax			(292,027)	(58,873)

Total comprehensive income for the year		￦	1,197,961	1,396,780

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2015 and 2014

(In millions of won, except for earning per share)	Notes	2015		2014
Profit attributable to:	6
Equity holder of Shinhan Bank		￦	1,489,654	1,455,224
Non-controlling interests			334	429

Profit for the year		￦	1,489,988	1,455,653

Total comprehensive income attributable to:
Equity holder of Shinhan Bank		￦	1,192,307	1,396,221
Non-controlling interests			5,654	559

Total comprehensive income for the year		￦	1,197,961	1,396,780

Earnings per share:	38
Basic and diluted earnings per share in won		￦	903	857

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2014

	Attributable to equity holder of Shinhan Bank
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2014	￦	7,928,078	2,099,350	403,164	25	296,402	9,806,344	20,533,363	2,718	20,536,081

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,455,224	1,455,224	429	1,455,653
Foreign currency translation differences for foreign operations		—	—	—	—	4,796	—	4,796	130	4,926
Unrealized net changes in fair values of available-for-sale financial assets		—	—	—	—	63,811	—	63,811	—	63,811
Equity in other comprehensive income of associates		—	—	—	—	4,297	—	4,297	—	4,297
Defined benefit plan actuarial loss		—	—	—	—	(131,907)	—	(131,907)	—	(131,907)

Total comprehensive income (loss) for the Year		—	—	—	—	(59,003)	1,455,224	1,396,221	559	1,396,780

Transactions with owners, recognized directly in equity
Annual dividends to equity holders		—	—	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividend to hybrid bond holders		—	—	—	—	—	(96,293)	(96,293)	—	(96,293)
Redemption of hybrid bonds		—	(999,100)	—	(900)	—	—	(1,000,000)	—	(1,000,000)
Share-based payment transactions		—	—	—	33	—	—	33	—	33
Other		—	—	—	—	—	299	299	—	299

Total transactions with owners		—	(999,100)	—	(867)	—	(455,994)	(1,455,961)	—	(1,455,961)

Balance at December 31, 2014	￦	7,928,078	1,100,250	403,164	(842)	237,399	10,805,574	20,473,623	3,277	20,476,900

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2015

	Attributable to equity holder of Shinhan Bank
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2015	￦	7,928,078	1,100,250	403,164	(842)	237,399	10,805,574	20,473,623	3,277	20,476,900

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,489,654	1,489,654	334	1,489,988
Foreign currency translation differences for foreign operations		—	—	—	—	(7,841)	—	(7,841)	5,320	(2,521)
Unrealized net changes in fair values of available-for-sale financial assets		—	—	—	—	(240,864)	—	(240,864)	—	(240,864)
Equity in other comprehensive income of associates		—	—	—	—	6,003	—	6,003	—	6,003
Defined benefit plan actuarial loss		—	—	—	—	(54,645)	—	(54,645)	—	(54,645)

Total comprehensive income (loss) for the Year		—	—	—	—	(297,347)	1,489,654	1,192,307	5,654	1,197,961

Transactions with owners, recognized directly in equity
Annual dividends to equity holders		—	—	—	—	—	(450,000)	(450,000)	—	(450,000)
Dividend to hybrid bond holders		—	—	—	—	—	(57,158)	(57,158)	—	(57,158)
Redemption of hybrid bonds		—	(298,952)	—	(30,898)	—	—	(329,850)	—	(329,850)
Share-based payment transactions		—	—	—	1,500	—	—	1,500	—	1,500
Other		—	—	—	900	—	(900)	—	—	—

Total transactions with owners		—	(298,952)	—	(28,498)	—	(508,058)	(835,508)	—	(835,508)

Balance at December 31, 2015	￦	7,928,078	801,298	403,164	(29,340)	(59,948)	11,787,170	20,830,422	8,931	20,839,353

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from operating activities
Profit before income tax	￦	1,875,070	1,835,796
Adjustments for:
Net interest income		(4,164,715)	(4,367,133)
Dividend income		(184,101)	(93,478)
Gain on financial instruments designated at fair value through profit or loss		(95)	(34)
Non-cash trading loss (gain), net		(54,706)	151,398
Non-cash foreign currencies transaction loss (gain), net		84,640	(81,300)
Net gain on sales of available-for-sale financial assets		(422,279)	(427,992)
Net impairment loss on financial assets		592,845	463,724
Net impairment loss on other financial assets		206,570	220,286
Non-cash employee benefits		134,465	109,749
Depreciation and amortization		165,381	202,950
Non-cash other operating income, net		(74,827)	(31,542)
Share of profit of associates		(13,399)	(11,808)
Non-cash non-operating expenses, net		15,189	10,429

		(3,715,032)	(3,854,751)

Changes in assets and liabilities:
Due from banks		(1,706,862)	(3,938,012)
Trading assets		(746,002)	(789,460)
Derivative assets		890,191	1,307,983
Loans		(21,318,857)	(14,294,992)
Other assets		(1,755,738)	(1,102,280)
Financial liabilities designated at fair value through profit or loss		7,464	6,171
Deposits		22,711,569	14,691,990
Trading liabilities		59,749	13,303
Derivative liabilities		(965,843)	(1,363,576)
Liability for defined benefit obligations		(292,930)	(97,292)
Provisions		(13,108)	(68,123)
Other liabilities		2,166,342	1,690,470

		(964,025)	(3,943,818)

Income tax paid		(408,194)	(384,490)
Interest received		7,662,357	8,583,274
Interest paid		(3,661,561)	(4,151,427)
Dividends received		185,949	129,712

Net cash provided by (used in) operating activities		974,564	(1,785,704)

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from investing activities
Proceeds from sale of available-for-sale financial assets	￦	21,368,695	21,812,915
Acquisitions of available-for-sale financial assets		(23,502,156)	(19,883,814)
Proceeds from held-to-maturity financial assets		1,691,705	2,478,775
Acquisitions of held-to-maturity financial assets		(3,771,041)	(3,046,469)
Proceeds from sale of property and equipment		6,863	17,843
Acquisitions of property and equipment		(109,292)	(128,279)
Proceeds from sale of intangible assets		819	3,253
Acquisitions of intangible assets		(95,596)	(18,078)
Acquisitions of investments in associates		(5,974)	—
Proceeds from sale of investment properties		6,725	—
Acquisitions of investment properties		(10,296)	—
Proceeds from sale of non-current assets held for sale		2,950	3,243
Receipts of refund of guarantee deposits paid		668,158	433,103
Payment of guarantee deposits		(571,819)	(372,978)
Acquisitions of subsidiaries		(151,934)	—

Net cash provided by (used in) investing activities		(4,472,193)	1,299,514

Cash flows from financing activities
Proceeds from (repayments of) borrowings, net		(6,432)	2,707,894
Proceeds from issuance of debt securities		9,980,618	4,789,496
Repayments of debt securities		(6,600,652)	(5,989,635)
Dividends paid		(512,863)	(459,901)
Redemption of hybrid bonds		(329,850)	(1,000,000)
Receipts of guarantee deposits for lease		98,633	10,045
Refund of guarantee deposits for lease		(94,326)	(28,973)

Net cash provided by financing activities		2,535,128	28,926

Effect of exchange rate fluctuations on cash and cash equivalents held		5,015	2,107

Net decrease in cash and cash equivalents		(957,486)	(455,157)

Cash and cash equivalents at January 1 (note 40)		4,536,204	4,991,361

Cash and cash equivalents at December 31 (note 40)	￦	3,578,718	4,536,204

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting entity

Information regarding Shinhan Bank (the “Bank”), the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

The Bank was established through the merger of Hansung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank in April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2015, the Bank has 1,585,615,506 outstanding common shares with par value of ￦7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of them. As of December 31, 2015, the Bank operates through 795 domestic branches, 104 depositary offices, 24 premises and 8 overseas branches.

(b)	Subsidiaries included in consolidation

i) Shinhan Asia Ltd.

Shinhan Asia Limited (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2015, Shinhan Asia’s capital stock amounted to US $100 million.

ii) Shinhan Bank America

Shinhan Bank America (“Shinhan America”) was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2015, Shinhan America’s capital stock amounted to US $123 million.

iii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2015, Shinhan Europe’s capital stock amounted to EUR 23 million.

iv) Shinhan Khmer Bank

Shinhan Khmer Bank (“Shinhan Khmer”) was established on October 15, 2007. As of December 31, 2015, Shinhan Khmer’s capital stock amounted to US $20 million.

v) Shinhan Kazakhstan Bank

Shinhan Kazakhstan Bank (“Shinhan Kazakhstan”) was established on December 16, 2008. As of December 31, 2015, Shinhan Kazakhstan’s capital stock amounted to KZT 10,029 million.

vi) Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on May 12, 2008. As of December 31, 2015, Shinhan China’s capital stock amounted to CNY 2,000 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting entity (continued)

(b)	Subsidiaries included in consolidation (continued)

vii) Shinhan Bank Canada

Shinhan Bank Canada (“Shinhan Canada”) was established on March 9, 2009. As of December 31, 2015, Shinhan Canada’s capital stock amounted to CAD 50 million.

viii) Shinhan Bank Japan

Shinhan Bank Japan (“Shinhan Japan”) was established on September 14, 2009. As of December 31, 2015, Shinhan Japan’s capital stock amounted to JPY 15,000 million.

ix) Shinhan Bank Vietnam

Shinhan Bank Vietnam (“Shinhan Vietnam”) was established on November 16, 2009 and merged with Shinhan Vina Bank on November 28, 2011. As of December 31, 2015, Shinhan Vietnam’s capital stock amounted to VND 4,547,100 million.

x) Shinhan Bank Mexico

Shinhan Bank Mexico (“Shinhan Mexico”) was established in 2015 for obtaining the authorization of banking business. As of December 31, Shinhan Mexico’s issued capitals were amounted to MXN 650 million.

xi) PT Bank Metro Express

PT Bank Metro Express (“BME”) was established on September 8, 1967. The Group acquired 97.76% of voting share and obtained control of BME in 2015. As of December 31, BME’s issued capitals were amounted to IDR 222,850 million.

xii) PT Centratama Nasional Bank

PT Centratama Nasional Bank (“CNB”) was established on October 7, 1992. The Group acquired 75% of voting share and obtained control of CNB in 2015. As of December 31, CNB’s issued capitals were amounted to IDR 100,500 million.

Details of ownerships in subsidiaries as of December 31, 2015 and 2014 were as follows:

		Ownership (%)
Investee	Country	December 31, 2015	December 31, 2014
Shinhan Asia	Hong Kong	99.9	99.9
Shinhan America	U.S.A	100.0	100.0
Shinhan Europe	Germany	100.0	100.0
Shinhan Khmer	Cambodia	90.0	90.0
Shinhan Kazakhstan	Kazakhstan	100.0	100.0
Shinhan China	China	100.0	100.0
Shinhan Canada	Canada	100.0	100.0
Shinhan Japan	Japan	100.0	100.0
Shinhan Vietnam	Vietnam	100.0	100.0
Shinhan Mexico	Mexico	99.9	—
PT Bank Metro Express	Indonesia	97.76	—
PT Centratama Nasional Bank	Indonesia	75.00	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting entity (continued)

(b)	Subsidiaries included in consolidation (continued)

In addition, structured entities included in consolidation as of December 31, 2015 were as follows:

Structured entities	Country	Fiscal period-end (month)
MPC Yulchon Green 1st	Korea	3 / 6 / 9 / 12
AR Plus 2nd	Korea	2
MPC Yulchon 2nd	Korea	3 / 6 / 9 / 12
S Dream 5th Co., Ltd	Korea	12
AETAS DRIVE FIRST Co., Ltd	Korea	12
MPC Yulchon 1st	Korea	3 / 6 / 9 / 12
S-Nuri 1st L.L.C	Korea	2 / 4 / 6 / 8 / 10 / 12
S-Nuri 4th L.L.C	Korea	2 / 5 / 8 / 11
S-Nuri 9th L.L.C	Korea	1 / 4 / 7 / 10
Shinhan-S-Russell Co., Ltd.	Korea	3 / 6 / 9 / 12
GPS 2nd Ltd.	Korea	12
GPS 4th Ltd.	Korea	3 / 6 / 9 / 12
GPS 5th Ltd.	Korea	1 / 4 / 7 / 10
GPS 7th L.L.C	Korea	2 / 5 / 8 / 11
GPS 8th Ltd.	Korea	3 / 6 / 9 / 12
GPS 10th Ltd.	Korea	1 / 4 / 7 / 10
GPS 11th Ltd.	Korea	1 / 4 / 7 / 10
S-Narae 1th L.L.C	Korea	1 / 4 / 7 / 10
Carecamp 1st Ltd.	Korea	2
S-way 2nd Co., Ltd.	Korea	12
Development Trust	Korea	12
Non-specified Money Trust	Korea	12
Old-age Living Pension Trust	Korea	12
New-Personal Pension Trust	Korea	12
Personal Pension Trust	Korea	12
Retirement Trust	Korea	12
New Old-age Living Pension Trust	Korea	12
Pension Trust	Korea	12
Household Money Trust	Korea	12
Installment Money Trust for Purpose	Korea	12
Corporation Money Trust	Korea	12
Shinhan BNPP Private Corporate 25th	Korea	1
Shinhan BNPP Private Corporate 18th	Korea	1
Heungkuk Rainbow Private Securities Investment Trust T-41	Korea	8
Dongbu All Together Private Investment Trust Fund 9th	Korea	9
Hyundai Heritage Private Securities Investment Trust SH-3rd	Korea	9
Samsung Partner Private Securities No.6[Trust]	Korea	9
Shinhan BNPP Very Good High Dividend Security Feeder[Equity] (Class_C-I)	Korea	6

The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. For consolidated structured entities, the Group recognizes non-controlling interests related to the structured entity as liabilities in the consolidated statement of financial position.

The Group provides ABCP purchase agreement amounting to ￦1,149,076 million to the structured entities described above.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting entity (continued)

(b)	Subsidiaries included in consolidation (continued)

Entities
Newly included subsidiaries for the year ended December 31, 2015	Shinhan-S-Russell Co., Ltd.
AR Plus 2nd
GPS 2nd Ltd.
GPS 4th Ltd.
GPS 5th Ltd.
GPS 7th Ltd.
GPS 8th Ltd.
GPS 10th Ltd.
GPS 11th Ltd.
S-Narae 1st L.L.C
S-way 2nd Co., Ltd.
Carecamp 1st Ltd.
Shinhan BNPP Very Good High Dividend Security Feeder[Equity](Class_C-I)
Shinhan Mexico
PT Bank Metro Express
PT Centratama Nasional Bank
Excluded subsidiaries for the year ended December 31, 2015	SH 2007 NPL Investment Co., Ltd.
Shinwha-China Investment Co., Ltd.
STAY 2nd
China Opportunity Private Special Asset Investment Fund 3rd
AR Plus
AR Plus 3rd
AR Plus 4th
LS Best Partner Private Investment Trust

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(b)	Approval of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 3, 2016.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	share-based payment arrangements are measured at fair value

•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged

•	Liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets.

(d)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Group operates. Subsidiaries whose functional currency is not Korean won were as follows:

Functional currency	Subsidiary
USD	Shinhan Asia, Shinhan America, Shinhan Khmer
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	PT Bank Metro Express, PT Centratama Nasional Bank

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of preparation (continued)

(e)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 5.

3.	Significant accounting policies

Except for (a) as described below, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2014.

(a)	Changes in accounting policies

The Group has applied the following amendments to standards and interpretation, with a date of initial application of January 1, 2015.

i) K-IFRS No.1108, ‘Operating Segments’

The Group has applied the amendments to K-IFRS No.1108, ‘Operating Segments’ since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

ii) K-IFRS No.1102, ‘Share-based Payment’

The Group has applied the amendments to K-IFRS No.1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(a)	Changes in accounting policies (continued)

iii) K-IFRS No.1103, ‘Business Combinations’

The Group has applied the amendments to K-IFRS No.1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No.1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognized in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv) K-IFRS No.1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No.1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applied to contracts in the scope of K-IFRS No.1039 even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

v) K-IFRS No.1024, ‘Related Party Disclosures’

The Group has applied the amendments to K-IFRS No.1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognized for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

vi) K-IFRS No.1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No.1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interests holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(c)	Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

•	Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(c)	Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(d)	Investments in associates and joint ventures (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the CEO as the chief operating decision maker.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(f)	Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

iii) Net investment in a foreign operation.

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

(h)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation of convention in the market place concerned) is recognized on the trade date are recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(h)	Non-derivative financial assets (continued)

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(i)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

i) Loans

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Group classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling. In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(i)	Impairment of financial assets (continued)

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans. When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(j)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge Accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(j)	Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(k)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods were as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(l)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(l)	Intangible assets (continued)

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(m)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(n)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(o)	Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No.1036, ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(p)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(q)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(r)	Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are recognized as a deduction from equity, net of any tax effects.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent’s ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, ‘Business Combinations’ and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(s)	Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(t)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Group has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Group has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(u)	Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(v)	Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

(w)	Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(w)	Financial income and expense (continued)

Fees that are earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is outside the scope of K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ the commitment fee is recognized as revenue on a time proportion basis over the commitment period.

Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividends

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

(x)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(y)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commissions income.

(z)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(aa)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2015, and the Group has not early adopted them.

Management is in the process of evaluating the potential impact of the amendments on the Group’s consolidated financial statements.

i) K-IFRS No.1109, ‘Financial Instruments’

K-IFRS No.1109, published in December 2015, replaces the existing guidance in K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’. K-IFRS No.1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS No.1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No.1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’ and K-IFRS No.2113, ‘Customer Loyalty Programmes’. K-IFRS No.1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management

4-1.	Credit risk

Credit risk is the risk of financial loss of the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc. Credit risk management is critical to the Group’s business activities; thus, the Group carefully manages the credit risk exposure.

(a)	Credit risk management

Major policies of the credit risk management are determined by the Credit Policy Committee, which is the Group’s executive decision-making body for credit risk management. The Credit Policy Committee is led by the Group’s Deputy President and Head of Risk Management Group. The Credit Policy Committee also consists of chief officers from eight different business units. The Credit Review Committee performs credit review evaluations and operates separately from the Credit Policy Committee.

Each business unit is required to implement the Group’s risk management policies and procedures. Risk Management Department reviews compliance of business units with agreed exposure limits established by the Credit Policy Committee, including those for selected industries, country risk and product types.

The Group established the authorization structure for the approval and renewal of credit facilities. Authorization limits are allocated to the business unit credit officer. Larger facilities require approval by the Credit Committee. The Group assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned. Renewals and review of facilities are subject to the same review process.

The Group is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Group develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks. The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval. In addition to periodic loan reviews by credit officers, the Group also utilizes an automated monitoring tool which conducts searches for companies with high probability of default. Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(b)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Due from banks and loans(*1,2):
Banks	￦	9,266,841	9,330,401
Retail:
Mortgage lending		44,937,977	43,071,985
Other		54,408,820	44,568,901

		99,346,797	87,640,886

Government		16,394,736	11,950,221
Corporate:
Large companies		31,255,834	31,325,767
Small and medium enterprises		64,888,159	57,472,842
Special finance		3,467,796	3,967,248
Other		981	1,075

		99,612,770	92,766,932

Card		20,745	25,999

		224,641,889	201,714,439

Trading assets:
Debt securities		8,097,168	7,079,455
Gold/Silver deposits		149,220	224,556

		8,246,388	7,304,011

Derivative assets		1,617,518	1,309,094
Available-for-sale financial assets:
Debt securities		22,026,203	20,033,298
Held-to-maturity financial assets:
Debt securities		10,105,051	8,012,117
Other financial assets(*1,3)		9,702,482	8,019,552
Off balance sheet items:
Financial guarantee contracts		3,656,213	3,069,507
Loan commitments and other liabilities for credit		76,224,534	73,608,486

		79,880,747	76,677,993

	￦	356,220,278	323,070,504

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.
(*2)	Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).
(*3)	Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans

i)	Due from banks and loans as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	9,292,002	99,081,333	16,397,262	99,583,625	20,817	224,375,039
Past due but not impaired		—	320,023	—	130,271	477	450,771
Impaired		—	238,041	—	1,061,379	13	1,299,433

		9,292,002	99,639,397	16,397,262	100,775,275	21,307	226,125,243
Less: allowance		(25,161)	(292,600)	(2,526)	(1,162,505)	(562)	(1,483,354)

	￦	9,266,841	99,346,797	16,394,736	99,612,770	20,745	224,641,889

	December 31, 2014
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	9,362,122	87,295,416	11,958,001	92,695,348	25,979	201,336,866
Past due but not impaired		—	365,020	—	225,192	352	590,564
Impaired		—	252,282	—	1,138,077	16	1,390,375

		9,362,122	87,912,718	11,958,001	94,058,617	26,347	203,317,805
Less: allowance		(31,721)	(271,832)	(7,780)	(1,291,685)	(348)	(1,603,366)

	￦	9,330,401	87,640,886	11,950,221	92,766,932	25,999	201,714,439

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

ii)	Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	9,292,002	94,338,232	16,397,262	65,810,495	18,446	185,856,437
Grade 2(*1)		—	4,743,101	—	33,773,130	2,371	38,518,602

		9,292,002	99,081,333	16,397,262	99,583,625	20,817	224,375,039
Less: allowance		(25,161)	(161,329)	(2,526)	(660,374)	(562)	(849,952)

	￦	9,266,841	98,920,004	16,394,736	98,923,251	20,255	223,525,087

Mitigation of credit risk due to collateral(*2)	￦	1,051	65,068,356	—	52,691,005	85	117,760,497

	December 31, 2014
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	9,362,122	82,665,781	11,958,001	57,544,883	20,136	161,550,923
Grade 2(*1)		—	4,629,635	—	35,150,465	5,843	39,785,943

		9,362,122	87,295,416	11,958,001	92,695,348	25,979	201,336,866
Less: allowance		(31,721)	(145,141)	(7,780)	(792,986)	(348)	(977,976)

	￦	9,330,401	87,150,275	11,950,221	91,902,362	25,631	200,358,890

Mitigation of credit risk due to collateral(*2)	￦	134	59,713,527	—	47,914,214	38	107,627,913

(*1)	Credit quality of due from banks and loans were classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

iii)	Aging analysis of due from banks and loans, that were past due but not impaired as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Retail		Corporate	Card	Total
Within 30 days	￦	238,761	89,203	182	328,146
30~60 days		45,338	19,586	43	64,967
60~90 days		24,076	8,518	34	32,628
More than 90 days		11,848	12,964	218	25,030

		320,023	130,271	477	450,771
Less: allowance		(29,708)	(8,947)	—	(38,655)

	￦	290,315	121,324	477	412,116

Mitigation of credit risk due to collateral	￦	240,999	50,338	1	291,338

	December 31, 2014
	Retail		Corporate	Card	Total
Within 30 days	￦	272,720	120,143	164	393,027
30~60 days		59,296	21,797	38	81,131
60~90 days		26,023	44,603	23	70,649
More than 90 days		6,981	38,649	127	45,757

		365,020	225,192	352	590,564
Less: allowance		(29,398)	(31,144)	—	(60,542)

	￦	335,622	194,048	352	530,022

Mitigation of credit risk due to collateral	￦	284,210	81,729	—	365,939

iv)	Mitigation of credit risk due to the collateral of impaired due from banks and loans as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Retail		Corporate	Card	Total
Impaired	￦	238,041	1,061,379	13	1,299,433
Less: allowance		(101,563)	(493,184)	—	(594,747)

	￦	136,478	568,195	13	704,686

Mitigation of credit risk due to collateral	￦	104,480	339,931	—	444,411

	December 31, 2014
	Retail		Corporate	Card	Total
Impaired	￦	252,282	1,138,077	16	1,390,375
Less: allowance		(97,293)	(467,555)	—	(564,848)

	￦	154,989	670,522	16	825,527

Mitigation of credit risk due to collateral	￦	128,406	398,646	—	527,052

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d)	Credit rating

i)	Credit rating of debt securities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	2,191,647	16,680,379	9,118,585	27,990,611
AA- to AA+		1,146,951	1,555,147	425,682	3,127,780
A- to A+		2,505,680	1,837,268	369,117	4,712,065
BBB- to BBB+		596,975	716,343	—	1,313,318
Lower than BBB-		75,916	419,080	68,672	563,668
Unrated		1,579,999	817,986	122,995	2,520,980

	￦	8,097,168	22,026,203	10,105,051	40,228,422

	December 31, 2014
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	1,539,833	12,978,467	7,025,246	21,543,546
AA- to AA+		1,662,905	2,634,819	753,221	5,050,945
A- to A+		2,866,086	2,247,214	131,292	5,244,592
BBB- to BBB+		569,706	1,095,902	—	1,665,608
Lower than BBB-		240,642	441,338	33,306	715,286
Unrated		200,283	635,558	69,052	904,893

	￦	7,079,455	20,033,298	8,012,117	35,124,870

ii)	The credit qualities of securities debt securities according to the credit ratings by external rating agencies were as follows:

	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d)	Credit rating (continued)

iii)	Credit status of debt securities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Neither past due nor impaired	￦	40,228,422	35,124,870
Impaired		—	—

	￦	40,228,422	35,124,870

(e)	Assets acquired through foreclosures amounting to ￦705 million, ￦2,585 million were classified as non-current assets held for sale as of December 31, 2015 and 2014, respectively.

(f)	Concentration by geographic location

An analysis of concentration by geographic location for financial assets including due from banks and loans, net of allowance, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	2,928,555	378,445	268,279	340,933	3,803,683	1,546,946	9,266,841
Retail		97,197,341	291,392	1,313,049	117,797	98,175	329,043	99,346,797
Government		14,802,420	294,332	550,439	67,251	438,214	242,080	16,394,736
Corporate		88,805,122	1,539,268	1,722,262	1,398,081	2,436,301	3,711,736	99,612,770
Card		11,928	1,044	3	7,734	7	29	20,745

		203,745,366	2,504,481	3,854,032	1,931,796	6,776,380	5,829,834	224,641,889

Trading assets		8,097,168	—	—	—	—	149,220	8,246,388
Available-for-sale financial assets		21,002,919	190,884	89,433	418,865	46,545	277,557	22,026,203
Held-to-maturity financial assets		9,826,888	23,465	26,770	73,226	148,258	6,444	10,105,051

	￦	242,672,341	2,718,830	3,970,235	2,423,887	6,971,183	6,263,055	265,019,531

	December 31, 2014
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	3,045,693	906,217	367,693	345,781	2,589,456	2,075,561	9,330,401
Retail		86,216,060	263,905	784,022	56,376	44,733	275,790	87,640,886
Government		11,076,342	115,845	73,475	80,516	540,175	63,868	11,950,221
Corporate		83,114,294	1,328,807	1,480,465	1,292,578	2,664,495	2,886,293	92,766,932
Card		16,531	1,132	—	8,322	3	11	25,999

		183,468,920	2,615,906	2,705,655	1,783,573	5,838,862	5,301,523	201,714,439

Trading assets		7,069,987	—	—	—	9,468	224,556	7,304,011
Available-for-sale financial assets		19,235,556	179,092	37,005	416,632	29,669	135,344	20,033,298
Held-to-maturity financial assets		7,878,556	22,257	23,137	22,031	54,860	11,276	8,012,117

	￦	217,653,019	2,817,255	2,765,797	2,222,236	5,932,859	5,672,699	237,063,865

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(g)	Concentration by industry sector

An analysis of concentration by industry sector for financial assets including due from banks and loans, net of allowance, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	6,661,574	—	—	67,609	2,537,658	—	9,266,841
Retail		—	—	—	—	—	99,346,797	99,346,797
Government		15,515,686	—	—	—	879,050	—	16,394,736
Corporate		2,196,351	37,990,569	13,753,184	17,213,766	28,458,900	—	99,612,770
Card		—	—	—	—	—	20,745	20,745

		24,373,611	37,990,569	13,753,184	17,281,375	31,875,608	99,367,542	224,641,889

Trading assets		5,140,234	402,271	530,298	241,718	1,931,867	—	8,246,388
Available-for-sale financial assets		16,894,445	682,557	60,612	198,201	4,190,388	—	22,026,203
Held-to-maturity financial assets		3,600,524	66,283	—	73,578	6,364,666	—	10,105,051

	￦	50,008,814	39,141,680	14,344,094	17,794,872	44,362,529	99,367,542	265,019,531

	December 31, 2014
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	7,409,760	2,246	—	187,727	1,730,668	—	9,330,401
Retail		—	—	—	—	—	87,640,886	87,640,886
Government		11,198,476	—	—	—	751,745	—	11,950,221
Corporate		2,231,685	35,173,585	12,923,930	16,296,477	26,141,255	—	92,766,932
Card		—	—	—	—	—	25,999	25,999

		20,839,921	35,175,831	12,923,930	16,484,204	28,623,668	87,666,885	201,714,439

Trading assets		4,035,691	421,339	410,638	644,759	1,791,584	—	7,304,011
Available-for-sale financial assets		14,477,248	829,423	102,049	624,394	4,000,184	—	20,033,298
Held-to-maturity financial assets		1,915,165	49,915	—	92,226	5,954,811	—	8,012,117

	￦	41,268,025	36,476,508	13,436,617	17,845,583	40,370,247	87,666,885	237,063,865

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-2.	Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, foreign exchange rates, etc., will affect the Group’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc., and non-trading position is mainly exposed to interest rates. The Group separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Group’s Asset & Liability Management Committee (“ALM Committee”). The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the ALM Committee and for the day-to-day review of their implementation. The ALM Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk. The Risk Management Department monitors operation departments and reports regularly to the ALM Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Group is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee. The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a)	Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Group’s risk management parameters. Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes. These risk management processes enable the Group to manage the scale of potential losses within a certain range when a crisis occurs.

i)	Measurement method on market risk arising from trading position

The principal tool used to measure and control market risk exposure within the Group’s trading position is VaR. The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level). The Group measures market risk based on 99% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique. However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data. The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature. VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(a)	Market risk management of trading positions (continued)

The Group directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position. The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter. The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually. VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii)	VaR of trading position

An analysis of trading position VaR for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	37,341	43,746	33,849	35,976
Equity risk		8,258	9,049	6,995	7,056
Foreign currency risk(*)		45,102	54,459	36,549	44,475
Volatility risk		355	550	262	262
Commodity risk		5	21	—	3
Covariance		(35,789)	(45,895)	(25,953)	(30,699)

	￦	55,272	61,930	51,702	57,073

	2014
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	17,302	25,863	8,721	13,414
Equity risk		4,333	7,362	2,493	3,442
Foreign currency risk(*)		43,872	54,355	34,928	49,372
Volatility risk		161	259	66	66
Commodity risk		—	—	—	—
Covariance		(18,668)	(32,344)	(5,246)	(13,268)

	￦	47,000	55,495	40,962	53,026

(*)	The Group measured foreign currency risk arising from trading position and non-trading position.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(b)	Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Group measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income. Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The ALM Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

i)	Measurement method on market risk arising from non-trading position

The Group measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA). The Group also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

The Group measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by Bank for International Settlements (“BIS”).

ii)	Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Interest rate VaR	￦	938,790	695,044
Interest rate EaR		185,254	313,619

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The ALM Committee oversees the Group’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Group’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Group’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Group’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY). Other foreign currencies are narrowly traded.

Foreign currency denominated assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,689,209	1,063,720	128,339	1,840,422	842,198	5,563,888
Trading assets		—	—	—	—	149,220	149,220
Derivative assets		76,151	8,009	2,596	3,989	129	90,874
Loans		14,544,718	4,460,935	1,150,044	2,881,059	2,943,028	25,979,784
Available-for-sale financial assets		1,067,423	65,075	16,979	5,441	594,535	1,749,453
Held-to-maturity financial assets		43	143,529	—	148,258	83,892	375,722
Other financial assets		2,226,985	268,276	126,115	654,230	183,754	3,459,360

		19,604,529	6,009,544	1,424,073	5,533,399	4,796,756	37,368,301

Liabilities
Deposits		8,354,417	5,294,863	452,006	3,535,629	2,560,067	20,196,982
Trading liabilities		—	—	—	—	453,605	453,605
Derivative liabilities		58,210	636	260	2,260	77	61,443
Borrowings		5,675,943	179,299	390,562	717,309	311,926	7,275,039
Debt securities issued		3,131,783	291,603	153,664	216,660	144,381	3,938,091
Other financial liabilities		2,362,636	211,698	336,225	827,811	314,265	4,052,635

		19,582,989	5,978,099	1,332,717	5,299,669	3,784,321	35,977,795

Net assets (liabilities)		21,540	31,445	91,356	233,730	1,012,435	1,390,506
Off-balance
Derivative exposures		737,265	103,134	(56,193)	101,979	(362,963)	523,222

Net position	￦	758,805	134,579	35,163	335,709	649,472	1,913,728

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk (continued)

	December 31, 2014
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,554,830	796,296	96,725	1,687,069	677,811	4,812,731
Trading assets		—	—	—	—	224,556	224,556
Derivative assets		126,925	100	5,205	1,418	158	133,806
Loans		14,237,836	4,218,682	929,165	2,304,384	2,345,771	24,035,838
Available-for-sale financial assets		879,538	41,160	4,143	—	536,891	1,461,732
Held-to-maturity financial assets		73	180,191	—	51,180	38,326	269,770
Other financial assets		1,796,229	213,903	33,864	279,412	116,841	2,440,249

		18,595,431	5,450,332	1,069,102	4,323,463	3,940,354	33,378,682

Liabilities
Deposits		7,314,969	4,548,496	344,351	3,004,043	2,322,394	17,534,253
Trading liabilities		—	—	—	—	428,936	428,936
Derivative liabilities		68,522	72,628	366	916	77	142,509
Borrowings		5,225,495	261,139	511,723	387,367	261,128	6,646,852
Debt securities issued		3,069,650	585,209	—	—	389,648	4,044,507
Other financial liabilities		1,908,888	129,655	103,272	436,379	182,812	2,761,006

		17,587,524	5,597,127	959,712	3,828,705	3,584,995	31,558,063

Net assets (liabilities)		1,007,907	(146,795)	109,390	494,758	355,359	1,820,619
Off-balance
Derivative exposures		(418,456)	136,614	(41,958)	(117,920)	136,402	(305,318)

Net position	￦	589,451	(10,181)	67,432	376,838	491,761	1,515,301

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-3.	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The ALM Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Group’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Group applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Group’s cash flows of financial assets and financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows. Since the effect of the discount is not important for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	15,731,618	742,946	298,047	120,519	29,538	—	16,922,668
Trading assets		9,056,812	—	—	—	—	—	9,056,812
Derivative assets		1,608,964	200,356	63,397	79,454	138,195	42,056	2,132,422
Loans		19,678,457	24,477,482	32,524,431	49,278,674	54,805,352	51,224,025	231,988,421
Available-for-sale financial assets		23,587,340	—	—	—	—	873,259	24,460,599
Held-to-maturity financial assets		39,106	135,278	391,036	756,853	8,298,757	1,869,644	11,490,674
Other financial assets		6,304,826	—	—	—	3,480,967	—	9,785,793

	￦	76,007,123	25,556,062	33,276,911	50,235,500	66,752,809	54,008,984	305,837,389

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	—	491	—	13,675	—	14,166
Deposits		105,483,803	21,593,511	25,805,879	50,371,099	13,210,241	3,366,244	219,830,777
Trading liabilities		463,766	—	—	—	—	—	463,766
Derivative liabilities		1,465,665	22,756	16,357	28,301	59,384	30,157	1,622,620
Borrowings		3,629,220	2,037,321	1,213,117	2,097,626	3,698,846	543,234	13,219,364
Debt securities issued		344,047	1,564,023	1,602,688	5,528,306	9,857,636	2,964,351	21,861,051
Other financial liabilities		15,300,954	—	—	—	124,327	—	15,425,281

	￦	126,687,455	25,217,611	28,638,532	58,025,332	26,964,109	6,903,986	272,437,025

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

	December 31, 2014
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	14,403,576	751,768	414,544	309,024	35,555	—	15,914,467
Trading assets		8,316,341	—	—	—	—	—	8,316,341
Derivative assets		1,299,123	264,459	85,066	120,408	255,611	50,797	2,075,464
Loans		19,077,637	23,946,375	30,703,857	46,783,276	45,082,527	46,401,285	211,994,957
Available-for-sale financial assets		21,518,374	—	—	—	—	845,238	22,363,612
Held-to-maturity financial assets		126,238	545,926	267,173	975,791	6,163,264	1,079,096	9,157,488
Other financial assets		4,791,485	—	—	—	3,345,138	—	8,136,623

	￦	69,532,774	25,508,528	31,470,640	48,188,499	54,882,095	48,376,416	277,958,952

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	—	—	—	6,478	—	6,478
Deposits		90,600,157	22,009,320	27,033,455	41,581,709	11,221,657	3,652,814	196,099,112
Trading liabilities		428,936	—	—	—	—	—	428,936
Derivative liabilities		1,230,421	24,644	27,272	56,291	350,109	433,058	2,121,795
Borrowings		4,322,011	1,842,747	1,717,968	1,497,262	3,102,363	548,389	13,030,740
Debt securities issued		344,793	1,445,809	2,195,326	3,898,623	8,396,824	2,173,506	18,454,881
Other financial liabilities		13,523,535	—	—	—	120,006	—	13,643,541

	￦	110,449,853	25,322,520	30,974,021	47,033,885	23,197,437	6,807,767	243,785,483

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	The undiscounted cash flows were classified based on the earliest dates for obligation repayment. Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1month.

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off balance items as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Financial guarantee contracts	￦	3,656,213	3,069,507
Loan commitments and others		76,224,534	73,608,486

	￦	79,880,747	76,677,993

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-4.	Measurement of fair value

The fair value which the Group primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. The Group uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i)	Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
(ii)	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
(iii)	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i)	The table below analyzes financial instruments measured at the fair value as of December 31, 2015 and 2014 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	1,121,057	6,926,357	49,754	8,097,168
Equity securities		110,147	700,277	—	810,424
Gold/Silver deposits		149,220	—	—	149,220
Derivative assets:
Trading		—	1,554,306	7,689	1,561,995
Hedging		—	27,625	27,898	55,523
Available-for-sale financial assets:
Debt securities		7,903,323	14,122,880	—	22,026,203
Equity securities		1,098,069	422,339	913,988	2,434,396

	￦	10,381,816	23,753,784	999,329	35,134,929

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Deposits	￦	—	10,542	2,967	13,509
Trading liabilities:
Securities sold		10,161	—	—	10,161
Gold/Silver deposits		453,605	—	—	453,605
Derivative liabilities:
Trading		—	1,441,241	5,416	1,446,657
Hedging		—	34,803	91,972	126,775

	￦	463,766	1,486,586	100,355	2,050,707

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	428,351	6,651,104	—	7,079,455
Equity securities		61,281	951,049	—	1,012,330
Gold deposits		224,556	—	—	224,556
Derivative assets:
Trading		—	1,174,220	17,673	1,191,893
Hedging		—	55,930	61,271	117,201
Available-for-sale financial assets:
Debt securities		6,789,894	13,243,404	—	20,033,298
Equity securities		1,083,754	166,579	1,079,981	2,330,314

	￦	8,587,836	22,242,286	1,158,925	31,989,047

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Deposits	￦	—	3,054	3,085	6,139
Trading liabilities:
Gold deposits		428,936	—	—	428,936
Derivative liabilities:
Trading		—	1,199,547	5,668	1,205,215
Hedging		—	22,460	28,763	51,223

	￦	428,936	1,225,061	37,516	1,691,513

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii)	There was no transfer between level 1 and level 2 for the years ended December 31, 2015 and 2014.

iii)	Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Trading assets		Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	—	1,079,981	44,513	(3,085)	1,121,409
Total gain or loss:
Recognized in profit or loss(*1)		(246)	59,561	(89,761)	6	(30,440)
Recognized in other comprehensive income		—	(85,337)	—	—	(85,337)
Purchases		50,000	216,251	2,050	(179)	268,122
Settlements		—	(292,969)	(18,542)	291	(311,220)
Transfers out of level 3(*2)		—	1,397	—	—	1,397
Transfers into level 3(*2)		—	(64,896)	(61)	—	(64,957)

Ending balance	￦	49,754	913,988	(61,801)	(2,967)	898,974

	2014
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	1,094,844	(136,356)	—	958,488
Total gain or loss:
Recognized in profit or loss (*1)		(115,451)	166,918	3	51,470
Recognized in other comprehensive income		112,403	—	—	112,403
Purchases		168,797	368	(3,538)	165,627
Settlements		(204,177)	13,635	450	(190,092)
Transfers out of level 3(*2)		(3,457)	(52)	—	(3,509)
Transfers into level 3(*2)		27,022	—	—	27,022

Ending balance	￦	1,079,981	44,513	(3,085)	1,121,409

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

(*1)	Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2015 and 2014 are presented in the statement of comprehensive income as follows:

	2015			2014
	Gains or losses recognized in profit or loss		Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net trading income	￦	(368)	(368)	11,712	11,712
Gain on financial instruments designated at fair value through profit or loss		6	6	3	3
Net gain on sale of available-for-sale financial assets		123,215	—	24,625	—
Impairment loss on financial assets		(63,654)	(61,007)	(140,076)	(140,003)
Net other operating expenses		(89,639)	(89,639)	155,206	155,206

	￦	(30,440)	(151,008)	51,470	26,918

(*2)	These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed. The Bank recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value of financial instruments

Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets
	Debt securities Equity securities	￦	6,926,357 700,277	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			7,626,634

Derivative assets
	Trading Hedging		1,554,306 27,625	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,581,931

Available-for-sale financial assets
	Debt securities		14,122,880	Discounted cash flow	Discount rate
	Equity securities		422,339	Net asset value	Price of underlying assets

			14,545,219

		￦	23,753,784

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	￦	10,542	Option model	Discount rate, volatility, stock price index, etc.
Derivative liabilities	Trading Hedging		1,441,241 34,803	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,476,044

		￦	1,486,586

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2014
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	￦	6,651,104	Discounted cash flow	Discount rate
	Equity securities		951,049	Net asset value	Price of underlying assets

			7,602,153

Derivative assets	Trading Hedging		1,174,220 55,930	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,230,150

Available-for-sale financial assets	Debt securities Equity securities		13,243,404 166,579	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			13,409,983

		￦	22,242,286

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	￦	3,054	Option model	Discount rate, volatility, stock price index, etc.
Derivative liabilities	Trading Hedging		1,199,547 22,460	Option model Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,222,007

		￦	1,225,061

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	2,346	The volatility of the underlying asset	6.75%~34.62%
					Correlations	0.87%
	Option model(*)	Interest rates related		33,241	The volatility of the underlying asset	0.44%~0.65%
					Regression coefficient	0.02%~2.05%
					Correlations	49.53%~94.60%

				35,587

Trading assets	Option model(*)	Interest rates related		49,754	The volatility of the underlying asset	24.90%
					Correlations	75.25%
Available-for-sale financial assets	Discounted cash flow	Equity securities		913,988	Discount rate	1.72%~20.65%
					Growth rate	0.00%~2.50%

			￦	999,329

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	2,967	The volatility of the underlying asset Correlations	22.20%~28.48% 15.43%~52.70%
Derivative Liabilities	Option model(*)	Equity and foreign exchange related		64	The volatility of the underlying asset	10.20%~34.62%
					Correlations	0.87~52.70%
	Option model(*)	Interest rates related		97,324	The volatility of the underlying asset	0.16%~0.65%
					Regression coefficient	0.02%~2.04%
					Correlations	31.38%~94.60%

			￦	100,355

(*)	Option model that the Bank uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2014
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	13,819	The volatility of the underlying asset	4.79%~32.73%
					Correlations	(0.06%)
	Option model(*)	Interest rates related		65,125	The volatility of the underlying asset	0.16%~0.64%

					Regression coefficient	0.00%~3.02%
					Correlations	12.16%~41.70%

				78,944

Available-for-sale financial assets	Discounted cash flow	Equity securities		1,079,981	Discount rate	2.29%~17.84%
					Growth rate	0.00%~2.50%

			￦	1,158,925

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	3,085	The volatility of the underlying asset	22.08%~28.19%
					Correlations	34.00%
Derivative Liabilities	Option model(*)	Equity and foreign exchange related		1,854	The volatility of the underlying asset	6.48%~35.57%
					Correlations	(0.06%)~0.23%
	Option model(*)	Interest rates related		32,577	The volatility of the underlying asset	0.16%~0.64%
					Regression coefficient	0.00%~3.02%
					Correlations	12.16%~41.70%

			￦	37,516

(*)	Option model that the Bank uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

v)	Sensitivity to changes in unobservable inputs.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income as of December 31, 2015 and 2014 were as follows:

December 31, 2015
		Profit for the year			Other comprehensive income
Type of financial instrument		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Trading assets(*1)	Interest rates related	￦	11	(45)	—	—
Derivative assets(*1)	Equity and foreign exchange related		1,118	(719)	—	—
	Interest rates related		1,293	(5,100)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	24,001	(6,839)

		￦	2,422	(5,864)	24,001	(6,839)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	4	(4)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		11	(9)	—	—
	Interest rates related		4,218	(14,421)	—	—

		￦	4,233	(14,434)	—	—

December 31, 2014
		Profit for the year			Other comprehensive income
Type of financial instrument		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	430	(329)	—	—
	Interest rates related		7,129	(12,929)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	157,385	(37,118)

		￦	7,559	(13,258)	157,385	(37,118)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	5	(5)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		97	(113)	—	—
	Interest rates related		6,853	(6,275)	—	—

		￦	6,955	(6,393)	—	—

(*1)	Based on 10% of increase or decrease in volatility of underlying assets or correlation
(*2)	Based on changes in growth rate (0%~1%) and discount rate (-1%~1%)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost

i)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. Therefore, the book value for deposits approximates fair value.

Loans	The fair value of loans is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits and call money as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

ii)	The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	￦	1,900,980	—	—	1,900,980	1,900,980
Due from banks		15,003,242	—	(12,836)	14,990,406	14,990,406
Loans:
Household loans		90,426,301	292,165	(247,741)	90,470,725	91,752,196
Corporate loans		113,635,229	48,343	(1,204,355)	112,479,217	113,455,688
Public and other loans		2,129,768	2,176	(7,961)	2,123,983	2,132,915
Loans to bank		4,566,712	—	(9,899)	4,556,813	4,568,637
Card receivables		21,307	—	(562)	20,745	20,745
Held-to-maturity financial assets:
Government bonds		5,731,934	—	—	5,731,934	6,007,460
Financial institutions bonds		524,855	—	—	524,855	534,186
Corporate bonds and others		3,848,262	—	—	3,848,262	3,917,994
Other financial assets		9,785,793	(41,561)	(41,750)	9,702,482	9,735,470

	￦	247,574,383	301,123	(1,525,104)	246,350,402	249,016,677

Liabilities
Deposits:
Demand deposits	￦	82,731,920	—	—	82,731,920	82,731,920
Time deposits		120,562,491	—	—	120,562,491	120,772,773
Negotiable certificates of deposits		4,351,326	—	—	4,351,326	4,368,540
Note discount deposits		3,018,551	—	—	3,018,551	3,018,428
CMA(*)		2,280,816	—	—	2,280,816	2,280,816
Others		30,088	—	—	30,088	30,092
Borrowings:
Call money		268,114	—	—	268,114	268,114
Bill sold		24,245	—	—	24,245	24,198
Bonds sold under repurchase agreements		518,574	—	—	518,574	518,574
Borrowings		12,117,420	(1,684)	—	12,115,736	12,158,679
Due to Bank of Korea in foreign currency		71,810	—	—	71,810	71,840
Debt securities issued:
Debt securities issued in won		16,125,059	(31,794)	—	16,093,265	16,384,034
Debt securities issued in foreign currency		3,938,091	(10,806)	—	3,927,285	3,970,791
Other financial liabilities		15,460,006	(2,651)	—	15,457,355	15,435,380

	￦	261,498,511	(46,935)	—	261,451,576	262,034,179

(*)	CMA: Cash management account deposits

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

	December 31, 2014
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	￦	2,471,103	—	—	2,471,103	2,471,103
Due from banks		13,412,669	—	(23,695)	13,388,974	13,388,974
Loans:
Household loans		80,221,735	235,085	(209,684)	80,247,136	81,035,996
Corporate loans		102,638,114	31,773	(1,347,043)	101,322,844	102,401,952
Public and other loans		2,092,730	1,361	(11,073)	2,083,018	2,095,248
Loans to bank		4,657,991	—	(11,524)	4,646,467	4,667,059
Card receivables		26,347	—	(347)	26,000	26,000
Held-to-maturity financial assets:
Government bonds		5,149,408	—	—	5,149,408	5,392,674
Financial institutions bonds		501,452	—	—	501,452	506,475
Corporate bonds and others		2,361,257	—	—	2,361,257	2,417,634
Other financial assets		8,136,623	(54,894)	(62,177)	8,019,552	8,074,498

	￦	221,669,429	213,325	(1,665,543)	220,217,211	222,477,613

Liabilities
Deposits:
Demand deposits	￦	68,342,432	—	—	68,342,432	68,342,432
Time deposits		114,192,938	—	—	114,192,938	114,517,158
Negotiable certificates of deposits		2,145,645	—	—	2,145,645	2,153,581
Note discount deposits		3,241,082	—	—	3,241,082	3,240,906
CMA(*)		1,682,610	—	—	1,682,610	1,682,610
Others		35,165	—	—	35,165	35,173
Borrowings:
Call money		1,782,736	—	—	1,782,736	1,782,736
Bill sold		31,059	—	—	31,059	30,934
Bonds sold under repurchase agreements		376,709	—	—	376,709	376,709
Borrowings		10,536,642	(1,504)	—	10,535,138	10,578,970
Due to Bank of Korea in foreign currency		77,179	—	—	77,179	77,179
Debt securities issued:
Debt securities issued in won		12,576,406	(26,825)	—	12,549,581	12,856,874
Debt securities issued in foreign currency		4,044,507	(12,680)	—	4,031,827	4,140,691
Other financial liabilities		13,675,982	(2,296)	—	13,673,686	13,648,516

	￦	232,741,092	(43,305)	—	232,697,787	233,464,469

(*)	CMA: Cash management account deposits

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

iii)	The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statement of financial position as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	￦	1,900,980	—	—	1,900,980
Due from banks		—	14,990,406	—	14,990,406
Loans:
Household loans		—	—	91,752,196	91,752,196
Corporate loans		—	—	113,455,688	113,455,688
Public and other loans		—	—	2,132,915	2,132,915
Loans to bank		—	1,577,960	2,990,677	4,568,637
Card receivables		—	—	20,745	20,745
Held-to-maturity financial assets:
Government bonds		2,131,592	3,875,868	—	6,007,460
Financial institutions bonds		102,921	431,265	—	534,186
Corporate bonds and others		—	3,917,994	—	3,917,994
Other financial assets		—	7,669,815	2,065,655	9,735,470

	￦	4,135,493	32,463,308	212,417,876	249,016,677

Liabilities
Deposits:
Demand deposits	￦	—	82,731,920	—	82,731,920
Time deposits		—	—	120,772,773	120,772,773
Negotiable certificates of deposits		—	—	4,368,540	4,368,540
Note discount deposits		—	—	3,018,428	3,018,428
CMA		—	2,280,816	—	2,280,816
Others		—	—	30,092	30,092
Borrowings:
Call money		—	268,114	—	268,114
Bill sold		—	—	24,198	24,198
Bonds sold under repurchase agreements		—	—	518,574	518,574
Borrowings		—	—	12,158,679	12,158,679
Due to Bank of Korea in foreign currency		—	—	71,840	71,840
Debt securities issued:
Debt securities issued in won		—	14,021,649	2,362,385	16,384,034
Debt securities issued in foreign currency		—	3,970,791	—	3,970,791
Other financial liabilities		—	7,488,937	7,946,443	15,435,380

	￦	—	110,762,227	151,271,952	262,034,179

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	￦	2,471,103	—	—	2,471,103
Due from banks		—	13,388,974	—	13,388,974
Loans:
Household loans		—	—	81,035,996	81,035,996
Corporate loans		—	—	102,401,952	102,401,952
Public and other loans		—	—	2,095,248	2,095,248
Loans to bank		—	2,959,108	1,707,951	4,667,059
Card receivables		—	—	26,000	26,000
Held-to-maturity financial assets:
Government bonds		2,329,136	3,063,538	—	5,392,674
Financial institutions bonds		120,885	385,590	—	506,475
Corporate bonds and others		—	2,417,634	—	2,417,634
Other financial assets		—	5,841,425	2,233,073	8,074,498

	￦	4,921,124	28,056,269	189,500,220	222,477,613

Liabilities
Deposits:
Demand deposits	￦	—	68,342,432	—	68,342,432
Time deposits		—	—	114,517,158	114,517,158
Negotiable certificates of deposits		—	—	2,153,581	2,153,581
Note discount deposits		—	—	3,240,906	3,240,906
CMA		—	1,682,610	—	1,682,610
Others		—	—	35,173	35,173
Borrowings:
Call money		—	1,782,736	—	1,782,736
Bill sold		—	—	30,934	30,934
Bonds sold under repurchase agreements		—	—	376,709	376,709
Borrowings		—	—	10,578,970	10,578,970
Due to Bank of Korea in foreign currency		—	—	77,179	77,179
Debt securities issued:
Debt securities issued in won		—	10,186,912	2,669,962	12,856,874
Debt securities issued in foreign currency		—	4,140,691	—	4,140,691
Other financial liabilities		—	5,189,080	8,459,436	13,648,516

	￦	—	91,324,461	142,140,008	233,464,469

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

iv)	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2015 and 2014 were as follows.

	December 31, 2015
	Type	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	8,225,127	Discounted cash flow	Discount rate
Level 3	Loans		210,352,221		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,065,655		Discount rate

		￦	220,643,003

Level 2	Debt securities issued	￦	17,992,440	Discounted cash flow	Discount rate
Level 3	Deposits		127,455,894		Discount rate
	Borrowing		7,611,260		Discount rate
	Debt securities issued		2,362,385		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		7,946,443		Discount rate

		￦	163,368,422

	December 31, 2014
	Type	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	5,866,762	Discounted cash flow	Discount rate
Level 3	Loans		187,267,147		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,233,073		Discount rate

		￦	195,366,982

Level 2	Debt securities issued	￦	14,327,603	Discounted cash flow	Discount rate
Level 3	Deposits		119,395,308		Discount rate
	Borrowing		5,995,820		Discount rate
	Debt securities issued		2,669,962		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		8,459,436		Discount rate

		￦	150,848,129

(*)	Valuation techniques and inputs are not included and disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(c)	Deferred day one gain or loss for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Beginning balance		Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	￦	(64)	(8)	33	(39)
Equity swap liabilities		63	—	(25)	38

	2014
	Beginning balance		Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	￦	—	(94)	30	(64)
Equity swap liabilities		—	88	(25)	63

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs were measured in accordance with the Group’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	14,990,406	—	14,990,406
Trading assets		9,056,812	—	—	—	—	9,056,812
Derivatives		1,561,995	—	—	—	55,523	1,617,518
Loans		—	—	—	209,651,483	—	209,651,483
Available-for-sale financial assets		—	24,460,599	—	—	—	24,460,599
Held-to-maturity financial assets		—	—	10,105,051	—	—	10,105,051
Other financial assets		—	—	—	9,702,482	—	9,702,482

	￦	10,618,807	24,460,599	10,105,051	234,344,371	55,523	279,584,351

	December 31, 2015
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives Held for hedging	Total
Liabilities
Deposits	￦	—	—	212,975,192	—	212,975,192
Trading liabilities		463,766	—	—	—	463,766
Financial liabilities designated at fair value through profit or loss		—	13,509	—	—	13,509
Derivatives		1,446,657	—	—	126,775	1,573,432
Borrowings		—	—	12,998,479	—	12,998,479
Debt securities issued		—	—	20,020,550	—	20,020,550
Other financial liabilities		—	—	15,457,355	—	15,457,355

	￦	1,910,423	13,509	261,451,576	126,775	263,502,283

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments (continued)

	December 31, 2014
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	13,388,974	—	13,388,974
Trading assets		8,316,341	—	—	—	—	8,316,341
Derivatives		1,191,894	—	—	—	117,200	1,309,094
Loans		—	—	—	188,325,465	—	188,325,465
Available-for-sale financial assets		—	22,363,612	—	—	—	22,363,612
Held-to-maturity financial assets		—	—	8,012,117	—	—	8,012,117
Other financial assets		—	—	—	8,019,552	—	8,019,552

	￦	9,508,235	22,363,612	8,012,117	209,733,991	117,200	249,735,155

	December 31, 2014
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	￦	—	—	189,639,872	—	189,639,872
Trading liabilities		428,936	—	—	—	428,936
Financial liabilities designated at fair value through profit or loss		—	6,139	—	—	6,139
Derivatives		1,205,215	—	—	51,223	1,256,438
Borrowings		—	—	12,802,821	—	12,802,821
Debt securities issued		—	—	16,581,408	—	16,581,408
Other financial liabilities		—	—	13,673,686	—	13,673,686

	￦	1,634,151	6,139	232,697,787	51,223	234,389,300

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(e)	Financial instruments income and costs by category for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	162,624	5,855	—	170,001	338,480	—
Available-for-sale financial assets		485,026	—	(206,570)	569,508	847,964	(317,763)
Held-to-maturity financial assets		318,940	—	—	—	318,940	—
Loans and receivables		6,682,902	170,823	(592,845)	98,054	6,358,934	—
Trading liabilities		—	(6)	—	—	(6)	—
Financial liabilities designated at fair value through profit or loss		—	—	—	(16)	(16)	—
Financial liabilities measured at amortized cost		(3,484,777)	(5)	—	141,029	(3,343,753)	(31,497)
Net derivatives held for hedging		—	—	—	(139,184)	(139,184)	(2,368)

	￦	4,164,715	176,667	(799,415)	839,392	4,381,359	(351,628)

	2014
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	205,994	4,408	—	(33,618)	176,784	—
Available-for-sale financial assets		596,681	—	(220,286)	510,834	887,229	84,183
Held-to-maturity financial assets		333,114	—	—	—	333,114	—
Loans and receivables		7,377,527	143,279	(463,724)	26,356	7,083,438	—
Trading liabilities		—	(10)	—	—	(10)	—
Financial liabilities designated at fair value through profit or loss		—	—	—	34	34	—
Financial liabilities measured at amortized cost		(4,146,183)	(8)	—	(153,772)	(4,299,963)	20,754
Net derivatives held for hedging		—	—	—	166,812	166,812	(5,133)

	￦	4,367,133	147,669	(684,010)	516,646	4,347,438	99,804

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-5.	Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning in December 2013. Under these regulations, all domestic banks including the Group were required to maintain a capital adequacy ratio of 8% and report whether the Group meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

The capital adequacy ratio of the Group is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets. Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not. Economic capital is totalled taking into account in type of the risk (credit, market, operation, interest rate, liquidity and concentration).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-5.	Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Capital:
Common equity Tier 1 capital	￦	17,300,304	16,999,542
Additional Tier 1 capital		805,738	1,102,256

Tier 1 capital		18,106,042	18,101,798
Tier 2 capital		3,240,599	2,845,616

	￦	21,346,641	20,947,414

Total risk-weighted assets	￦	145,477,989	135,714,810

Capital adequacy ratio:
Common equity		11.89%	12.53%
Tier 1 capital adequacy ratio		12.44%	13.34%
Tier 2 capital adequacy ratio		2.23%	2.09%

Total capital ratio		14.67%	15.43%

(*)	The capital adequacy ratio as of December 31, 2015 was preliminary.

The Group maintains the total capital ratio of 8% or above, Tier 1 capital ratio of 6% or above, and common equity capital ratio of 4.5% or above as described in the above table.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-6.	The transaction as a transfer of financial instrument

(a)	Transfers financial assets that were not derecognized

i)	Bonds sold under repurchase agreements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Transferred asset:
Available-for-sale financial assets	￦	140,380	130,333
Held-to-maturity financial assets		497,786	375,396

	￦	638,166	505,729

Associated liabilities:
Bonds sold under repurchase agreements	￦	518,574	376,709

ii)	Securities loaned as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014	Lender
Government bonds	￦	29,788	345,020	Korea Securities Finance Corp.
Financial institutions bonds		130,019	140,239	Korea Securities Finance Corp., Korea Securities Depository

	￦	159,807	485,259

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities

(b)	Qualify for derecognition and continuing involvement in financial assets

There are no financial assets that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2015 and 2014.

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Gross amounts of recognized		Gross amounts of recognized financial assets and liabilities set off in the	Net amounts of financial assets and liabilities presented in the	Related amounts not set off in the statement of financial position
	financial assets and liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,603,275	—	1,603,275	6,182,907	—	885,031
Other financial assets(*1)		5,464,663	—	5,464,663
Bonds sold under repurchase agreements related collateral of securities(*2)		638,166	—	638,166	518,574	—	119,592
Bonds purchased under resale agreement (Loans)(*2)		5,279,170	—	5,279,170	5,279,170	—	—
Securities lent(*2)		159,807	—	159,807	159,807	—	—
Domestic exchange settlements receivables(*3)		27,204,105	24,896,522	2,307,583	—	—	2,307,583
Receivables from disposal of securities, etc.(*4)		2,117	523	1,594	—	—	1,594

	￦	40,351,303	24,897,045	15,454,258	12,140,458	—	3,313,800

Financial liabilities
Derivative liabilities(*1)	￦	1,566,718	—	1,566,718	6,205,671	—	506,161
Other financial liabilities(*1)		5,145,114	—	5,145,114
Bonds sold under repurchase agreements Borrowings)(*2)		518,574	—	518,574	518,574	—	—
Securities sold		10,161	—	10,161	10,161	—	—
Domestic exchange settlement payables(*3)		27,022,554	24,896,522	2,126,032	2,126,032	—	—
Payable from purchase of securities, etc.(*4)		575	523	52	47	—	5

	￦	34,263,696	24,897,045	9,366,651	8,860,485	—	506,166

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities (continued)

	December 31, 2014
	Gross amounts of recognized		Gross amounts of recognized financial assets and liabilities set off in the	Net amounts of financial assets and liabilities presented in the	Related amounts not set off in the statement of financial position
	financial assets and liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,307,295	—	1,307,295	4,628,608	21,696	724,582
Other financial assets(*1)		4,067,591	—	4,067,591
Bonds sold under repurchase agreements related collateral of securities(*2)		505,729	—	505,729	376,709	—	129,020
Bonds purchased under resale agreement (Loans)(*2)		2,372,983	—	2,372,983	2,372,983	—	—
Securities lent(*2)		485,259	—	485,259	485,259	—	—
Domestic exchange settlements receivables(*3)		24,467,356	22,400,331	2,067,025	—	—	2,067,025
Receivables from disposal of securities, etc.(*4)		4,649	316	4,333	4,333	—	—

	￦	33,210,862	22,400,647	10,810,215	7,867,892	21,696	2,920,627

Financial liabilities
Derivative liabilities(*1)	￦	1,174,494	—	1,174,494	4,597,194	—	310,620
Other financial liabilities(*1)		3,733,320	—	3,733,320
Bonds sold under repurchase agreements (Borrowings)(*2)		376,709	—	376,709	376,709	—	—
Domestic exchange settlement payables(*3)		23,830,425	22,400,331	1,430,094	1,430,094	—	—
Payable from purchase of securities, etc.(*4)		552	316	236	236	—	—

	￦	29,115,500	22,400,647	6,714,853	6,404,233	—	310,620

(*1)	The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘central counterparty (CCP) system’ is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

5.	Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes a provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

(d)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

6.	Operating segments

(a)	The general descriptions of the Group’s operating segments as of December 31, 2015 and 2014 were as follows:

The Group has 4 reportable segments which are strategic business units. Each of these segments is providing different services and managed separately.

Due to changes in internal organizational structure during this year, the following changes have made to operating segments. The general descriptions by operating segments for the current and previous years were presented for comparative purposes.

i) Before the change

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.

Corporate banking and treasury	Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking. And, treasury management, trading of securities and derivatives, investment portfolio management and other related businesses.

International group	Supervision of overseas subsidiaries and branch operations and other international businesses.

Other	Administration of bank operations and merchant banking account.

ii) After the change

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.

Corporate banking	Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking.

International group	Supervision of overseas subsidiaries and branch operations and other international businesses.

Other	Treasury management, trading of securities and derivatives, administration of bank operations and merchant banking account.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

6.	Operating segments (continued)

(b)	The following table provides information of financial performance of each operating segment for the years ended December 31, 2015 and 2014.

	2015
	Retail		Corporate	International group	Other	Consolidation adjustments	Total

Net interest income	￦	2,542,203	1,000,832	322,020	302,670	(3,010)	4,164,715
Net fees and commission income (expense)		538,758	277,769	63,738	(23,829)	(2,573)	853,863
Net other income (expense)		(2,545,247)	(664,686)	(230,236)	112,509	42,808	(3,284,852)

Operating income		535,714	613,915	155,522	391,350	37,225	1,733,726

Non-operating income (expenses), net		46,337	3,047	(366)	(14,408)	93,335	127,945
Share of profit of associates		—	—	—	—	13,399	13,399

Profit before income tax		582,051	616,962	155,156	376,942	143,959	1,875,070
Income tax expense		(126,582)	(134,174)	(41,268)	(76,274)	(6,784)	(385,082)

Profit for the year	￦	455,469	482,788	113,888	300,668	137,175	1,489,988

Attributable to:
Equity holder of the Bank	￦	455,469	482,788	113,888	300,668	136,841	1,489,654
Non-controlling interests		—	—	—	—	334	334

	￦	455,469	482,788	113,888	300,668	137,175	1,489,988

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

6.	Operating segments (continued)

(b)	The following table provides information of financial performance of each operating segment for the years ended December 31, 2015 and 2014. (continued)

i) Before the change

	2014
	Retail		Corporate and treasury	International group	Other	Consolidation adjustments	Total

Net interest income	￦	2,638,807	1,046,142	303,760	372,933	5,491	4,367,133
Net fees and commission income (expense)		559,986	258,371	54,670	(58,205)	(11,879)	802,943
Net other income (expense)		(2,648,919)	(616,204)	(223,148)	130,012	(14,421)	(3,372,680)

Operating income		549,874	688,309	135,282	444,740	(20,809)	1,797,396

Non-operating income (expenses), net		3,424	8,764	(1,529)	56,726	(40,793)	26,592
Share of profit of associates		—	—	—	—	11,808	11,808

Profit before income tax		553,298	697,073	133,753	501,466	(49,794)	1,835,796
Income tax expense		(112,752)	(289,035)	(33,081)	41,538	13,187	(380,143)

Profit for the year	￦	440,546	408,038	100,672	543,004	(36,607)	1,455,653

Attributable to:
Equity holder of the Bank	￦	440,546	408,038	100,672	543,004	(37,036)	1,455,224
Non-controlling interests		—	—	—	—	429	429

	￦	440,546	408,038	100,672	543,004	(36,607)	1,455,653

ii) After the change

	2014
	Retail		Corporate	International group	Other	Consolidation adjustments	Total

Net interest income	￦	2,638,807	980,256	303,760	438,819	5,491	4,367,133
Net fees and commission income (expense)		559,986	256,406	54,670	(56,240)	(11,879)	802,943
Net other income (expense)		(2,648,919)	(748,667)	(223,148)	262,475	(14,421)	(3,372,680)

Operating income		549,874	487,995	135,282	645,054	(20,809)	1,797,396

Non-operating income (expenses), net		3,424	5,411	(1,529)	60,079	(40,793)	26,592
Share of profit of associates		—	—	—	—	11,808	11,808

Profit before income tax		553,298	493,406	133,753	705,133	(49,794)	1,835,796
Income tax expense		(112,752)	(100,548)	(33,081)	(146,949)	13,187	(380,143)

Profit for the year	￦	440,546	392,858	100,672	558,184	(36,607)	1,455,653

Attributable to:
Equity holder of the Bank	￦	440,546	392,858	100,672	558,184	(37,036)	1,455,224
Non-controlling interests		—	—	—	—	429	429

	￦	440,546	392,858	100,672	558,184	(36,607)	1,455,653

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

6.	Operating segments (continued)

(c)	The following table provides information of net interest income of each operating segment from external consumers and net interest income (expenses) between operating segments for the years ended December 31, 2015 and 2014.

	2015
	Retail		Corporate	International group	Other	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	￦	2,637,393	846,078	336,957	344,287	—	4,164,715
Net interest income (expenses) between operating segments		(95,190)	154,754	(14,937)	(41,617)	(3,010)	—

i) Before the change

	2014
	Retail		Corporate and treasury	International group	Other	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	￦	2,651,714	1,391,253	308,087	16,079	—	4,367,133
Net interest income (expenses) between operating segments		(12,907)	(345,111)	(4,327)	356,854	5,491	—

ii) After the change

	2014
	Retail		Corporate	International group	Other	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	￦	2,651,714	952,079	308,087	455,253	—	4,367,133
Net interest income (expenses) between operating segments		(12,907)	28,177	(4,327)	(16,434)	5,491	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

6.	Operating segments (continued)

(d)	Financial information of geographical area

i)	The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2015 and 2014.

	Operating revenue			Operating expense		Operating income
	2015		2014	2015	2014	2015	2014
Domestic	￦	13,885,507	13,256,909	12,393,602	11,603,833	1,491,905	1,653,076
Overseas		771,346	730,741	529,524	586,421	241,822	144,320

	￦	14,656,853	13,987,650	12,923,126	12,190,254	1,733,727	1,797,396

ii)	The following table provides information of non-current assets by geographical area as of December 31, 2015 and 2014.

	December 31, 2015		December 31, 2014
Domestic	￦	2,944,529	2,900,648
Overseas		122,847	54,352

	￦	3,067,376	2,955,000

(*)	Non-current assets as of December 31, 2015 and 2014 include property and equipment, intangible assets and investment properties.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

7.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014

Cash	￦	1,900,980	2,471,103

Deposits in won:
Reserve deposits		7,794,542	5,668,726
Others		2,072,672	3,303,910

		9,867,214	8,972,636

Deposits in foreign currency:
Deposits		3,211,601	2,532,297
Time deposits		1,858,016	1,899,087
Others		66,411	8,649

		5,136,028	4,440,033

Allowance for impairment		(12,836)	(23,695)

	￦	16,891,386	15,860,077

(b)	Restricted due from banks as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits in won:
Reserve deposits	￦	7,794,542	5,668,726
Others		2,050,263	3,040,514

		9,844,805	8,709,240

Deposits in foreign currency:
Deposits		1,590,183	476,512
Time deposits		19,924	18,686
Others		687	1,230

		1,610,794	496,428

	￦	11,455,599	9,205,668

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

8.	Trading assets

Trading assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Debt securities:
Government	￦	1,098,637	336,669
Financial institutions		1,791,606	1,429,183
Corporate bonds		1,284,843	1,212,945
Bills bought		2,329,928	2,893,390
CMA		1,572,270	1,197,304
Other		19,884	9,964

		8,097,168	7,079,455

Equity securities:
Stocks		87,176	53,880
Beneficiary certificates		723,248	958,450

		810,424	1,012,330

Other:
Gold/Silver deposits		149,220	224,556

	￦	9,056,812	8,316,341

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

9.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014

Foreign currency related
Over the counter:
Currency forwards	￦	48,399,755	30,713,560
Currency swaps		19,384,776	14,267,372
Currency options		2,420,036	737,258

		70,204,567	45,718,190
Exchange traded:
Currency futures		67,976	87,936

		70,272,543	45,806,126

Interest rates related
Over the counter:
Interest rate swaps		38,324,278	46,015,652
Interest rate options		1,216,000	1,846,000

		39,540,278	47,861,652
Exchange traded:
Interest rate futures		600,539	—
Interest rate swaps(*)		14,573,000	3,664,800

		15,173,539	3,664,800

		54,713,817	51,526,452

Equity related
Over the counter:
Equity swaps		13,871	6,338
Equity options		397,786	719,064

		411,657	725,402
Exchange traded:
Equity futures		18,394	6,466

		430,051	731,868

Commodity related
Over the counter:
Commodity swaps and forwards		258,621	167,448
Hedge
Fair value hedge:
Interest rate swaps		6,874,755	8,046,680
Net investment hedge:
Currency forwards		234,400	219,840

		7,109,155	8,266,520

	￦	132,784,187	106,498,414

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

9.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	￦	731,358	505,205	440,343	479,945
Currency swaps		395,764	534,128	248,298	270,522
Currency options		17,713	10,652	3,819	5,048

		1,144,835	1,049,985	692,460	755,515

Interest rates related
Over the counter:
Interest rate swaps		403,321	372,945	481,385	422,738
Interest rate options		9,951	11,931	9,395	16,615

		413,272	384,876	490,780	439,353

Equity related
Over the counter:
Equity swaps		4	109	—	35
Equity options		3,882	2,540	6,787	8,212

		3,886	2,649	6,787	8,247

Commodity related
Over the counter:
Commodity swaps and forwards		2	9,147	1,866	2,100
Hedge
Fair value hedge:
Interest rate swaps		52,722	123,561	116,854	47,616
Net investment hedge:
Currency forwards		2,801	3,214	347	3,607

		55,523	126,775	117,201	51,223

	￦	1,617,518	1,573,432	1,309,094	1,256,438

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

9.	Derivatives (continued)

(c)	Net gain (loss) on valuation of derivatives for the years ended December 31, 2015 and 2014 were as follows:

	2015			2014
	Gain		Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	￦	662,649	490,396	404,872	441,668
Currency swaps		355,696	487,159	213,101	280,395
Currency options		16,928	4,775	3,821	3,259

		1,035,273	982,330	621,794	725,322

Interest rates related
Over the counter:
Interest rate swaps		139,032	147,160	314,967	348,946
Interest rate options		3,814	3,776	5,368	6,788

		142,846	150,936	320,335	355,734

Equity related
Over the counter:
Equity swaps		8	81	—	25
Equity options		1,289	904	4,129	5,308

		1,297	985	4,129	5,333

Commodity related
Over the counter:
Commodity swaps and forwards		2	9,147	1,866	2,100
Hedge
Fair value hedge:
Interest rate swaps		18,515	139,175	210,564	59,630
Net investment hedge:
Currency forwards		1,954	—	1,873	—

		20,469	139,175	212,437	59,630

	￦	1,199,887	1,282,573	1,160,561	1,148,119

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

9.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Hedged items	￦	139,737	(158,222)
Hedging instruments		(139,184)	166,812

	￦	553	8,590

(e)	Hedge of net investment in foreign operations

For some of net investments in foreign operations, the hedge accounting is applied. The gain or loss on the hedging instruments which is reflected to overseas operations translation for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Borrowings in foreign currency	￦	(17,492)	(2,066)
Debt securities issued in foreign currency		(14,005)	22,820
Currency swaps		(2,368)	(5,133)

	￦	(33,865)	15,621

10.	Loans

(a)	Details of loans as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Household loans	￦	90,426,301	80,221,735
Corporate loans		113,635,229	102,638,114
Public and other		2,129,768	2,092,730
Loans to banks		4,566,712	4,657,991
Card receivables		21,307	26,347

		210,779,317	189,636,917
Deferred loan origination costs and fees		342,684	268,219

		211,122,001	189,905,136
Allowance for impairment		(1,470,518)	(1,579,671)

	￦	209,651,483	188,325,465

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

10.	Loans (continued)

(b)	Changes in the allowance for impairment for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Due from banks		Loans
			Household	Corporate	Other	Other assets	Total
Beginning balance	￦	23,695	227,721	1,329,006	22,944	62,177	1,665,543
Provision for (reversal of) allowance		(10,859)	116,814	492,217	(2,629)	(2,698)	592,845
Write-offs		—	(116,497)	(562,628)	(67)	(290)	(679,482)
Effect of discounting		—	—	(26,168)	—	—	(26,168)
Allowance related to loans transferred		—	(4,447)	(55,143)	(1,911)	—	(61,501)
Recoveries		—	24,150	72,360	85	407	97,002
Others(*)		—	—	(45,289)	—	(17,846)	(63,135)

Ending balance	￦	12,836	247,741	1,204,355	18,422	41,750	1,525,104

	2014
	Due from banks		Loans
			Household	Corporate	Other	Other assets	Total
Beginning balance	￦	11,644	200,452	1,392,262	15,315	58,426	1,678,099
Provision for (reversal of) allowance		12,051	157,354	287,090	(2,924)	10,153	463,724
Write-offs		—	(141,364)	(381,759)	(206)	(6,476)	(529,805)
Effect of discounting		—	—	(34,702)	—	—	(34,702)
Allowance related to loans transferred		—	(5,181)	(28,179)	(4)	—	(33,364)
Recoveries		—	16,460	158,694	10,763	344	186,261
Others(*)		—	—	(64,400)	—	(270)	(64,670)

Ending balance	￦	23,695	227,721	1,329,006	22,944	62,177	1,665,543

(*)	Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	268,219	253,290
Increase		234,469	201,114
Decrease		(160,004)	(186,185)

Ending balance	￦	342,684	268,219

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

11.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Available-for-sale financial assets:
Debt securities:
Government bonds	￦	2,884,987	2,843,952
Financial institutions bonds		12,973,647	9,907,702
Corporate bonds and others		6,145,312	7,251,975
Others		22,257	29,669

		22,026,203	20,033,298

Equity securities(*):
Stocks		1,305,500	1,459,978
Equity investments		311,897	396,677
Beneficiary certificates		763,042	385,344
Others		53,957	88,315

		2,434,396	2,330,314

	￦	24,460,599	22,363,612

Held-to-maturity financial assets:
Debt securities:
Government bonds	￦	5,731,934	5,149,408
Financial institutions bonds		524,855	501,452
Corporate bonds and others		3,848,262	2,361,257

	￦	10,105,051	8,012,117

(*)	Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably are recorded at cost of ￦26,896 million, ￦28,281 million as of December 31, 2015 and 2014, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Gain on sale of available-for-sale financial assets	￦	471,149	447,496
Loss on sale of available-for-sale financial assets		(48,870)	(19,504)

	￦	422,279	427,992

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

12.	Property and equipment

(a)	Details of property and equipment as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,130,246	—	1,130,246
Buildings		802,623	(165,952)	636,671
Others		1,347,562	(1,127,932)	219,630

	￦	3,280,431	(1,293,884)	1,986,547

	December 31, 2014
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,155,856	—	1,155,856
Buildings		789,246	(137,775)	651,471
Others		1,358,267	(1,129,475)	228,792

	￦	3,303,369	(1,267,250)	2,036,119

(b)	Changes in property and equipment for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Land		Buildings	Others	Total
Beginning balance	￦	1,155,856	651,471	228,792	2,036,119
Acquisitions(*1,2)		1	19,975	89,318	109,294
Disposals and write-off(*1,3)		(933)	(874)	(4,581)	(6,388)
Depreciation		—	(31,580)	(97,038)	(128,618)
Amounts transferred to investment properties		(28,563)	(2,354)	—	(30,917)
Effects of foreign currency movements		92	(3,052)	2,026	(934)
Business combinations		3,793	3,085	1,113	7,991

Ending balance	￦	1,130,246	636,671	219,630	1,986,547

(*1)	￦3,255 million transferred from construction-in progress was included.
(*2)	￦3,456 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦1,516 million of loss on write-off was included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

12.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2015 and 2014 were as follows:

	2014
	Land		Buildings	Others	Total
Beginning balance	￦	1,262,137	695,527	243,369	2,201,033
Acquisitions(*1,2)		57	26,605	109,568	136,230
Disposals and write-off(*1,3)		(48)	(2,553)	(21,493)	(24,094)
Depreciation		—	(30,605)	(102,000)	(132,605)
Amounts transferred to investment properties		(109,199)	(38,615)	—	(147,814)
Amounts transferred from non-current assets held for sale		2,890	306	—	3,196
Effects of foreign currency movements		19	806	(652)	173

Ending balance	￦	1,155,856	651,471	228,792	2,036,119

(*1)	￦4,054 million transferred from construction-in progress was included.
(*2)	￦3,897 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦1,520 million of loss on write-off was included.

(c)	Insured assets and liability insurance as of December 31, 2015 were as follows:

Type of insurance	Insured assets	Amount covered		Insurance company
Comprehensive insurance for financial institutions	Cash	￦	20,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Property insurance	Buildings & properties for business purpose		1,031,824	Samsung Fire & Marine Insurance Co., Ltd., etc.
Theft insurance	Cash & securities		55,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	-		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for Personal information protection	-		10,000	Hyundai Marine & Fire Insurance Co., Ltd., etc.

		￦	1,167,324

(*)	Besides the insurances listed above, the Group also maintained automobile liability insurance, medical insurance for employees, and casualty insurance protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

13.	Intangible assets

(a)	Changes in intangible assets for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Goodwill		Software	Development cost	Memberships	Other	Total
Beginning balance	￦	—	42,448	13,372	47,914	76,533	180,267
Acquisitions(*1)		—	47,432	24,807	374	82,793	155,406
Disposals and write-off(*2)		—	—	—	(827)	(101)	(928)
Amortization(*3)		—	(24,090)	(10,089)	—	(42,139)	(76,318)
Effects of foreign currency movements		—	53	—	51	10	114
Business combination		55,038	127	1,517	—	—	56,682

Ending balance	￦	55,038	65,970	29,607	47,512	117,096	315,223

(*1)	￦59,810 million among acquisition cost of other intangible assets was accounted as accounts payable.
(*2)	￦101 million of loss on write-off was included.
(*3)	￦39,544 million among amortization cost of other intangible assets was included in other operating expenses.

	2014
	Software		Development cost	Memberships	Other	Total
Beginning balance	￦	45,714	22,922	47,363	109,846	225,845
Acquisitions		12,185	1,430	3,936	9,977	27,528
Disposals and write-off		—	—	(2,861)	—	(2,861)
Impairment(*)		—	—	(547)	—	(547)
Amortization		(16,073)	(10,980)	—	(43,292)	(70,345)
Effects of foreign currency movements		622	—	23	2	647

Ending balance	￦	42,448	13,372	47,914	76,533	180,267

(*)	Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships. The Group recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

13.	Intangible assets (continued)

(b)	Goodwill

(i)	The carrying amounts of goodwill allocated to Cash-Generating Unit (“CGU”) of PT Bank Metro Express and PT Centratama Nasional Bank as of December 31, 2015 were as follows:

Cash generating unit	December 31, 2015
PT Bank Metro Express	￦	33,317
PT Centratama Nasional Bank		21,721

	￦	55,038

(ii)	Impairment test

The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model considering industry of the Group.

Valuation date and projection period

The recoverable amounts are based on December 31, 2015. The projection period used in value-in-use calculations is ten years (2016~2025) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetuity growth rate for every year.

Discount rate and perpetuity growth rate

The discount rate reflects required rate of return and cost of capital regarding risk-free interest rate, market risk premium and the systemic risk of the Group.

The perpetuity growth rate is estimated based on the inflation rate. The details of discount rate and perpetuity growth rate used in measuring CGUs were as follows:

Discount rate	Permanent growth rate
14.98%	2.88%

The key indicators of recovering amount of CGUs are rate of consumer price index (CPI) and scale of market and market share of PT Bank Metro Express.

(iii)	The carrying amounts and recoverable amounts of the CGUs to which goodwill has been allocated as of December 31, 2015 were as follows:

	PT Bank Metro Express		PT Centratama Nasional Bank(*)	Total
Recoverable amount	￦	171,329	12,081	183,410
Carrying amount		92,417	12,081	104,498

Recoverable amount exceeded carrying amount	￦	78,912	—	78,912

(*)	The Group obtained control of CNB at December 18, 2015 and report in CNB’s financial statements provisional amount since the initial accounting for a business combination is incomplete by the end of the reporting period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for per share data)

14.	Investments in associates

(a)	Investments in associates as of December 31, 2015 and 2014 were as follows:

			Ownership (%)
Associates	Country	Reporting date	December 31, 2015	December 31, 2014
Aju Capital Co., Ltd.(*1,2,5)	Korea	September 30	12.85	12.85
Cardif Life Insurance(*1,3)	Korea	September 30	14.99	14.99
UAMCO., Ltd.	Korea	December 31	17.50	17.50
Pohang TechnoPark 2PFV(*2)	Korea	December 31	14.90	14.90
Daewontos Co., Ltd.(*1,4)	Korea	September 30	36.33	36.33
Inhee Co., Ltd.(*1,4)	Korea	September 30	15.36	15.36
DAEGY Electrical Construction., Ltd.(*1,4)	Korea	September 30	27.45	27.45
Kukdong Engineering & Construction Co., Ltd(*1,2,4)	Korea	September 30	14.30	14.30
YEONWOONG SYSTEM(*1,4)	Korea	September 30	21.77	—
DOODOO LOGITECH(*1,4)	Korea	September 30	27.96	—
Neoplux Co., Ltd.(*1)	Korea	September 30	33.33	—
EQP Global Energy Infrastructure Private Equity Fund(*1)	Korea	September 30	22.64	—
JAEYOUNG SOLUTEC CO., LTD. (*1,5,6)	Korea	September 30	11.90	—
Partners 4th Growth Investment Fund	Korea	October 31	25.00	—
PSA 1st Fintech Private Equity Fund	Korea	December 31	20.00	—

(*1)	Financial statements as of September 30, 2015 were used for the equity method and significant transactions or events between December 31, 2014 and December 31, 2015 were properly considered.
(*2)	Although the ownership interests in Aju Capital Co., Ltd., Pohang TechnoPark 2PFV and Kukdong Engineering & Construction Co., Ltd. were less than 15%, the Group used the equity method as the Group has significant influence on electing board members who are able to influence the entities’ financial and operating policy decisions.
(*3)	Although the ownership interest in Cardif Life Insurance Co., Ltd. was less than 15%, the Group used the equity method as the Group has significant influence through substantive operating transactions.
(*4)	The Group previously acquired the shares of Daewontos Co., Ltd., Inhee Co., Ltd., Daegy Electrical Construction., Ltd., Kukdong Engineering & Construction Co., Ltd., YEONWOONG SYSTEM and DOODOO LOGITECH by debt-equity swap as a part of reorganization procedures where the Group’s voting right was restricted. As the reorganization procedures of them were completed and voting rights were restored, they were reclassified as investments in associates.
(*5)	The shares of Aju Capital Co., Ltd., JAEYOUNG SOLUTEC CO., LTD. were marketable securities and their market value were ￦47,550 million, ￦10,409 million, respectively, as of December 31, 2015 based on the quoted market price (￦6,430 per share, ￦2,745 per share, respectively) at that date.
(*6)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2015 and 2014 were as follows:

	2015
Associates	Acquisition cost		Beginning balance	Acquisition (Redemption)	Share of profit of associates	Changes in accumulated other comprehensive income	Dividends received	Impair- ment	Ending balance
Aju Capital Co., Ltd.	￦	36,971	30,426	—	6,277	(410)	(1,849)	—	34,444
Cardif Life Insurance Co., Ltd.		35,279	56,897	—	(3,297)	3,756	—	—	57,356
UAMCO., Ltd.		85,050	114,238	—	11,632	(48)	—	—	125,822
Pohang TechnoPark 2PFV		4,470	1,977	—	(1)	—	—	—	1,976
Daewontos Co., Ltd		—	—	—	—	—	—	—	—
Inhee Co., Ltd.		—	532	—	(278)	—	—	—	254
DAEGY Electrical Construction., Ltd.		—	44	—	105	—	—	—	149
Kukdong Engineering & Construction Co., Ltd		9,092	7,158	—	(1,556)	3,422	—	(9,024)	—
YEONWOONG SYSTEM		—	—	—	106	—	—	—	106
DOODOO LOGITECH		—	—	—	384	—	—	—	384
Neoplux Co., Ltd.		2,000	—	2,000	(7)	—	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		174	—	174	(174)	—	—	—	—
JAEYOUNG SOLUTEC CO., LTD.		6,238	—	6,238	—	—	—	—	6,238
Partners 4th Growth Investment Fund		1,800	—	1,800	—	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		2,000	—	2,000	—	—	—	—	2,000
BANK METRO EXPRESS		25,300	—	(208)	208	—	—	—	—

	￦	208,374	211,272	12,004	13,399	6,720	(1,849)	(9,024)	232,522

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2015 and 2014 were as follows:

	2014
Associates	Acquisition cost		Beginning balance	Acquisition (Redemption)	Share of profit of associates	Changes in accumulated other comprehensive income	Dividends received	Ending balance
Aju Capital Co., Ltd.	￦	36,971	28,228	—	3,438	(131)	(1,109)	30,426
Cardif Life Insurance Co., Ltd.		35,279	51,634	—	953	4,394	(84)	56,897
UAMCO., Ltd.		85,050	139,269	—	10,066	(56)	(35,041)	114,238
Pohang TechnoPark 2PFV		4,470	2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd		—	—	—	—	—	—	—
Inhee Co., Ltd.		—	362	—	170	—	—	532
DAEGY Electrical Construction., Ltd.		—	—	—	41	3	—	44
Kukdong Engineering & Construction Co., Ltd		9,092	—	9,092	(1,990)	56	—	7,158

	￦	170,862	222,340	9,092	11,808	4,266	(36,234)	211,272

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(c)	The condensed financial statements of associates as of December 31, 2015 and 2014 were as follows:

Associates	December 31, 2015
	Assets		Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Aju Capital Co., Ltd.	￦	6,906,603	6,155,236	844,216	48,870	(3,191)	45,679
Cardif Life Insurance Co., Ltd.		4,128,588	3,745,119	481,472	(21,533)	25,039	3,506
UAMCO., Ltd.		4,068,354	3,331,647	452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		14,664	1,401	—	(4)	—	(4)
Daewontos Co., Ltd.		1,952	3,420	3,994	(263)	—	(263)
Inhee Co., Ltd.		11,237	9,582	3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction., Ltd.		1,051	508	65	385	—	385
Kukdong Engineering & Construction Co., Ltd.		278,497	233,376	269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		1,040	554	59	12	—	12
DOODOO LOGITECH		1,418	44	65	(42)	—	(42)
Neoplux Co., Ltd.		6,000	22	—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		2	467	—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		161,439	126,297	—	—	—	—
Partners 4th Growth Investment Fund		7,200	—	—	—	—	—
PSA 1st Fintech Private Equity Fund		10,000	—	—	—	—	—

	￦	15,598,045	13,607,673	2,055,630	80,407	18,500	98,907

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(c)	The condensed financial statements of associates as of December 31, 2015 and 2014 were as follows (Continued):

Associates	December 31, 2014
	Assets		Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Aju Capital Co., Ltd.	￦	6,428,736	5,714,874	781,957	26,756	(1,016)	25,740
Cardif Life Insurance Co., Ltd.		3,890,674	3,510,712	483,911	5,852	29,293	35,145
UAMCO., Ltd.		4,357,490	3,688,589	548,990	57,519	(319)	57,200
Pohang TechnoPark 2PFV		14,668	1,401	—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		6,139	7,344	10,954	(2)	—	(2)
Inhee Co., Ltd.		16,284	12,826	5,041	1,105	—	1,105
DAEGY Electrical Construction., Ltd.		1,278	1,119	286	148	—	148
Kukdong Engineering & Construction Co., Ltd.		368,308	337,159	57,654	(13,917)	348	(13,569)

	￦	15,083,577	13,274,024	1,888,793	71,622	28,306	99,928

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(d)	The reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2015 and 2014 were as follows:

Associates	December 31, 2015
	Net assets (A)		Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Impair- ment	Other adjustments	Carrying amount
Aju Capital Co., Ltd.(*1)	￦	700,147	12.85%	89,969	—	—	(55,525)	34,444
Cardif Life Insurance Co., Ltd.		383,468	14.99%	57,520	(164)	—	—	57,356
UAMCO., Ltd.(*2)		718,983	17.50%	125,822	—	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90%	1,976	—	—	—	1,976
Daewontos Co., Ltd.(*3)		(1,469)	36.33%	(534)	—	—	534	—
Inhee Co., Ltd.		1,655	15.36%	254	—	—	—	254
DAEGY Electrical Construction., Ltd.		544	27.45%	149	—	—	—	149
Kukdong Engineering & Construction Co.,Ltd. (*4)		46,376	14.30%	6,629	—	(9,024)	2,395	—
YEONWOONGSYSTEM		486	21.77%	106	—	—	—	106
DOODOO LOGITECH		1,374	27.96%	384	—	—	—	384
Neoplux Co., Ltd.		5,978	33.33%	1,993	—	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		(464)	22.64%	(105)	—	—	105	—
JAEYOUNG SOLUTEC CO.,LTD.(*4)		34,193	11.90%	4,069	—	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00%	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00%	2,000	—	—	—	2,000

	￦	1,921,735		292,032	(164)	(9,024)	(50,322)	232,522

(*1)	Net asset does not include non-controlling interests. Other adjustments represent cumulative impairment losses recognized in prior periods.
(*2)	Net asset does not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share of losses of the associate due to cumulative losses.
(*4)	Net assets do not include non-controlling interests. Other adjustments represent the goodwill arising on the acquisition.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(d)	The reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2015 and 2014 were as follows (continued):

Associates	December 31, 2014
	Net assets (A)		Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
Aju Capital Co., Ltd.(*1)	￦	668,171	12.85%	85,860	—	(55,434)	30,426
Cardif Life Insurance Co., Ltd.		379,962	14.99%	56,992	(95)	—	56,897
UAMCO., Ltd(*2)		652,801	17.50%	114,238	—	—	114,238
Pohang TechnoPark 2PFV		13,267	14.90%	1,977	—	—	1,977
Daewontos Co., Ltd.(*3)		(1,205)	36.33%	(438)	—	438	—
Inhee Co., Ltd.		3,458	15.36%	532	—	—	532
DAEGY Electrical Construction., Ltd.		159	27.45%	44	—	—	44
Kukdong Engineering & Construction Co.,Ltd(*4)		33,318	14.30%	4,763	—	2,395	7,158

	￦	1,749,931		263,968	(95)	(52,601)	211,272

(*1)	Net asset does not include non-controlling interests. Other adjustments represent cumulative impairment losses recognized in prior periods.
(*2)	Net asset does not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share of losses of the associate due to cumulative losses.
(*4)	Net assets does not include non-controlling interests. Other adjustments represent the goodwill arising on the acquisition.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

14.	Investments in associates (continued)

(e)	The unrecognized share of loss on investments in associates for the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Daewontos Co., Ltd.		EQP Global Energy Infrastructure Private Equity Fund
Beginning balance	￦	(438)	—
Unrecognized share of income loss		(96)	(105)

Accumulated unrecognized share of loss	￦	(534)	(105)

	December 31, 2014
	Daewontos Co., Ltd.
Beginning balance	￦	(437)
Unrecognized share of income loss		(1)

Accumulated unrecognized share of loss	￦	(438)

15.	Investment properties

(a)	Investment properties as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	572,069	—	572,069
Buildings		231,253	(37,716)	193,537

	￦	803,322	(37,716)	765,606

	December 31, 2014
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	546,086	—	546,086
Buildings		224,836	(32,308)	192,528

	￦	770,922	(32,308)	738,614

(b)	The fair value of investment properties as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Land and buildings(*)	￦	836,030	792,716

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

15.	Investment properties (continued)

(c)	Income and expenses on investment properties for the years ended December 31, 2015 and 2014 were as follows

	2015		2014
Rental income	￦	24,400	25,162
Direct operating expenses for investment properties that generate rental income		5,770	5,989

16.	Other assets

Other assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Unsettled trades and accounts receivable	￦	5,547,053	3,987,769
Domestic exchange settlement receivables		2,307,584	2,067,025
Guarantee deposits		1,089,375	1,177,578
Accrued income		757,772	803,708
Prepaid expense		72,001	95,545
Suspense payments		50,563	67,554
Sundry assets		94,142	107,818
Others		744	345
Present value discount		(41,561)	(54,894)
Allowance for impairment		(41,750)	(62,177)

	￦	9,835,923	8,190,271

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

17.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Loans	￦	94,871	73,773
Securities(*1):
Available-for-sale financial assets		584,334	574,334
Held-to-maturity financial assets		6,068,588	5,216,661

		6,652,922	5,790,995

Real estate(*2)		3,905	4,762

	￦	6,751,698	5,869,530

(*1)	The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Group’s default as of December 31, 2015 and 2014 were ￦759,654 million, ￦493,104million, respectively.
(*2)	The amounts were based on the notification amount of pledge.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Collateral held		Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	￦	5,285,701	—	2,432,109	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

18.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits(*1,2)	￦	13,509	6,139

(*1)	The Bank has designated compound financial instruments involved the embedded derivatives at fair value through profit or loss in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.
(*2)	The carrying value of financial liabilities designated fair value through profit or loss was estimated by using valuation model adopted by the Bank. The Bank did not recognize profit or loss related to its own credit risk adjustment for the year ended December 31, 2015.

(b)	Maturity amounts and book values of financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Contractual amount due at maturity		Balance	Difference
Deposits	￦	13,607	13,509	98

	December 31, 2014
	Contractual amount due at maturity		Balance	Difference
Deposits	￦	6,171	6,139	32

(c)	Gain or loss (excluding interest income and expense) on financial liabilities designated at fair value through profit or loss for the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits:
Gain on valuation	￦	95	32
Gain (Loss) on transaction		(111)	2

	￦	(16)	34

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

19.	Deposits

Deposits as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Demand deposits:
Korean won	￦	74,319,215	62,007,754
Foreign currency		8,412,705	6,334,678

		82,731,920	68,342,432

Time deposits:
Korean won		110,090,844	104,749,605
Foreign currency		10,489,601	9,427,981
Gain on fair value hedge		(17,954)	15,352

		120,562,491	114,192,938

Negotiable certificates of deposits		4,351,326	2,145,645
Note discount deposits		3,018,551	3,241,082
CMA		2,280,816	1,682,610
Others		30,088	35,165

	￦	212,975,192	189,639,872

20.	Trading liabilities

Trading liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Securities sold	2.25	￦	10,161	—	￦	—
Gold/Silver deposits	—		453,605	—		428,936

			463,766			428,936

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

21.	Borrowings

Borrowings as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Call money:
Korean won	0.00	￦	—	1.83~1.98	￦	1,436,900
Foreign currency	0.32~7.00		268,114	0.10~9.00		345,836

			268,114			1,782,736

Bill sold	0.75~2.00		24,245	1.40~2.50		31,059
Bonds sold under repurchase agreements:
Korean won	1.00~1.58		8,110	1.62		7,921
Foreign currency	0.69~3.49		510,464	0.50~5.82		368,788

			518,574			376,709

Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75		1,963,472	0.50~1.00		1,366,192
Others	0.00~4.35		3,729,298	0.00~5.05		3,315,403

			5,692,770			4,681,595

Borrowings in foreign currency:
Overdraft due to banks	0.00~0.76		180,527	0.55~0.67		337,194
Borrowings from banks	0.10~7.95		4,297,151	0.28~8.85		2,783,837
Sub-lease	0.47~1.18		571,829	0.25~0.79		995,522
Others	0.53~0.80		1,375,143	0.48~0.68		1,738,494

			6,424,650			5,855,047

Due to Bank of Korea in foreign currency	0.10		71,810	0.10		77,179
Deferred origination costs			(1,684)			(1,504)

		￦	12,998,479		￦	12,802,821

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

22.	Debt securities issued

Debt securities issued as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	￦	12,676,830	0.00~8.91	￦	9,640,890
Subordinated debt securities issued	2.72~5.10		3,500,808	3.41~5.10		2,901,239
Loss on fair value hedges			(52,579)			34,277
Discount on debt securities issued			(31,794)			(26,825)

			16,093,265			12,549,581

Debt securities issued in foreign currency:
Debt securities issued	0.32~4.38		3,912,108	0.32~4.50		3,997,657
Loss on fair value hedges			25,983			46,850
Discount on debt securities issued			(10,806)			(12,680)

			3,927,285			4,031,827

		￦	20,020,550		￦	16,581,408

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

23.	Liability for defined benefit obligation

(a)	Defined benefit plan assets and liabilities

The Group provides a defined benefit plan for qualified employees. Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Present value of defined benefit obligation	￦	1,173,709	999,623
Fair value of plan assets		(1,018,940)	(753,648)

Recognized liabilities for defined benefit obligation	￦	154,769	245,975

(b)	Changes in the present value of defined benefit obligation for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	999,623	737,773
Current service cost		119,239	99,879
Interest expense		38,229	35,250
Remeasurements(*1)		58,822	158,265
Effects of foreign currency movements		96	63
Benefits paid by the plan		(47,413)	(33,979)
Others(*2)		5,113	2,372

Ending balance	￦	1,173,709	999,623

(*1)	Remeasurements for the year ended December 31, 2015 consist of ￦20,653 million of actuarial gain arising from changes in demographic assumptions and ￦113,584 million of actuarial loss arising from changes in financial assumptions, ￦34,108 of gain arising experience adjustments.
(*2)	￦2,359 million of amount recognized according to business combination was included for the year ended December 31, 2015.

(c)	Changes in the fair value of plan assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	753,648	670,335
Interest income		30,297	33,383
Remeasurements		(13,269)	(15,755)
Contributions paid into the plan		290,800	93,000
Benefits paid by the plan		(42,536)	(27,315)

Ending balance	￦	1,018,940	753,648

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

23.	Liability for defined benefit obligation (continued)

(d)	The amount of major categories of the fair value of plan assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits	￦	977,723	713,045
Others		41,217	40,603

	￦	1,018,940	753,648

(e)	Actuarial assumptions as of December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014	Descriptions
Discount rate	3.34%	4.02%	AA0 Corporate bond yields
Future salary increasing rate	2.92% + Upgrade rate	2.84% + Upgrade rate	Average for last 5 years

(f)	Sensitivity analysis

Sensitivity analysis of the present value of defined benefit obligation as of December 31, 2015 and 2014 were as follows:

(i)	Discount rate

	December 31, 2015		December 31, 2014
Present value	￦	1,173,709	999,623
Present value when the factor rises by 100 basis points		1,057,735	877,225
Present value when the factor falls by 100 basis points		1,309,579	1,146,496

(ii)	Future salary increasing rate

	December 31, 2015		December 31, 2014
Present value	￦	1,173,709	999,623
Present value when the factor rises by 100 basis points		1,308,913	1,146,869
Present value when the factor falls by 100 basis points		1,056,141	874,776

(g)	The weighted average durations of the defined benefit obligation as of December 31, 2015 and 2014 were 13.24 and 16.33 years.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

24.	Provisions

(a)	Changes in provisions for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Asset Retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	29,096	22,230	85,691	106,952	54,759	298,728
Provision (reversal)		1,958	(3,382)	14,818	(33,519)	18,926	(1,199)
Provision used		(530)	—	—	—	(12,762)	(13,292)
Foreign exchange movements		—	728	587	2,522	270	4,137
Others(*)		3,410	—	—	4,304	—	7,714

Ending balance	￦	33,934	19,576	101,096	80,289	61,193	296,088

	2014
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	25,364	94,735	91,415	92,561	59,941	364,016
Provision (reversal)		1,056	(26,178)	(7,023)	10,487	14,182	(7,476)
Provision used		(1,221)	(46,766)	—	—	(20,136)	(68,123)
Foreign exchange movements		—	439	1,299	11,604	772	14,114
Others(*)		3,897	—	—	(7,700)	—	(3,803)

Ending balance	￦	29,096	22,230	85,691	106,952	54,759	298,728

(*)	Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(b)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs were expected to incur at the end of the lease contract. Such costs were reasonably estimated using the average lease period and the average restoration expenses. The average lease period was calculated based on the past ten-year historical data of the expired leases. The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

25.	Other liabilities

Other liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Unsettled trades and other financial liabilities	￦	5,528,790	3,907,195
Borrowing from trust account		2,966,681	2,017,810
Accrued expenses		2,268,540	2,616,317
Domestic exchange settlement payables		2,126,032	1,430,094
Due to agencies		1,311,763	2,226,742
Account for agency business of other institutions		534,070	641,269
Security deposits received		368,468	373,298
Foreign exchange settlement payables		208,939	226,079
Suspense payable		83,965	85,837
Unearned income		66,398	73,250
Withholding value-added tax and other taxes		70,022	93,037
Dividend payable		9,231	14,937
Sundry liabilities		82,104	25,509
Present value discount		(2,651)	(2,296)

	￦	15,622,352	13,729,078

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

26.	Equity

(a)	Equity as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Capital stock:
Common stock	￦	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		801,298	1,100,250
Capital surplus:
Share premium		398,080	398,080
Others		5,084	5,084

		403,164	403,164

Capital adjustments:
Stock options		1,363	(22)
Others		(30,703)	(820)

		(29,340)	(842)

Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		386,970	627,834
Equity in other comprehensive income of associates, net		13,741	7,738
Foreign currency translation differences for foreign operations		(160,274)	(152,433)
Remeasurements of defined benefit obligations		(300,385)	(245,740)

		(59,948)	237,399

Retained earnings:
Legal reserve(*1)		1,375,731	1,232,400
Voluntary reserve(*2)		8,719,986	7,989,920
Other reserve(*3)		75,215	62,496
Retained earnings(*4)		1,616,238	1,520,758

		11,787,170	10,805,574

Non-controlling interests		8,931	3,277

	￦	20,839,353	20,476,900

(*1)	According to the article 40 of the Banking Act, the Bank was required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.
(*2)	The amounts include a regulatory reserve for loan losses of ￦1,738,249 million and asset revaluation surplus of ￦355,898 million as of December 31, 2015.
(*3)	Other reserve was established according to the oversea branch’s laws and it may be used only to reduce overseas branch’s deficit.
(*4)	The amounts include differences between a regulatory reserve for loan loss based on separate financial statement and consolidated financial statement of ￦28,357 million and provision for regulatory reserve for loan loss of ￦2,967 million as of December 31, 2015.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for share data)

26.	Equity (continued)

(b)	Capital stock

Capital stock of the Bank as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Number of authorized shares		2,000,000,000 shares		2,000,000,000 shares
Par value per share in won	￦	5,000	￦	5,000
Number of issued shares outstanding		1,585,615,506 shares		1,585,615,506 shares

(c)	Hybrid bonds

Hybrid bonds as of December 31, 2015 and 2014 were as follows:

		Book Value
Date of issue	Date of maturity	December 31, 2015		December 31, 2014	Interest rate (%)
Hybrid bonds issued in foreign currency:
March 2, 2005	March 2, 2035	￦	—	298,951	5.66
September 20, 2006	September 20, 2036		94,761	94,761	6.82
September 20, 2006	September 20, 2036		237,144	237,144	6.82

Hybrid bonds issued in won:
March 21, 2008	March 21, 2038		119,878	119,878	7.30
March 25, 2008	March 25, 2038		49,947	49,948	7.30
June 7, 2013	June 7, 2043		299,568	299,568	4.63

		￦	801,298	1,100,250

Dividends on hybrid bond holders		￦	57,158	96,293
Weighted average interest rate (%)			6.72	6.24

(*)	The above hybrid bonds are subject to early redemption option after 5 years or 10 years from the date of issuance, and the maturity can be extended under the same condition at the maturity date. In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

26.	Equity (continued)

(d)	Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Net change in fair value of available-for- sale financial assets		Equity in the other comprehensive income of associates, net	Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	627,834	7,738	(152,433)	(245,740)	237,399
Change due to fair value		69,743	—	—	—	69,743
Change due to other comprehensive income of associates		—	6,720	—	—	6,720
Change due to impairment		9,567	—	—	—	9,567
Change due to disposal		(398,794)	—	—	—	(398,794)
Effect of hedge accounting		(864)	—	(33,865)	—	(34,729)
Effect of foreign currency movements		2,585	—	25,123	—	27,708
Remeasurement loss related to defined benefit plan		—	—	—	(72,091)	(72,091)
Effect of tax		76,899	(717)	901	17,446	94,529

Ending balance	￦	386,970	13,741	(160,274)	(300,385)	(59,948)

	2014
	Net change in fair value of available-for- sale financial assets		Equity in the other comprehensive income of associates, net	Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	564,023	3,441	(157,229)	(113,833)	296,402
Change due to fair value		396,065	—	—	—	396,065
Change due to other comprehensive income of associates		—	4,266	—	—	4,266
Change due to impairment		(17,714)	—	—	—	(17,714)
Change due to disposal		(297,540)	—	—	—	(297,540)
Effect of hedge accounting		2,181	—	15,621	—	17,802
Effect of foreign currency movements		1,191	—	(6,502)	—	(5,311)
Remeasurement loss related to defined benefit plan		—	—	—	(174,020)	(174,020)
Effect of tax		(20,372)	31	(4,323)	42,113	17,449

Ending balance	￦	627,834	7,738	(152,433)	(245,740)	237,399

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

26.	Equity (continued)

(e)	Statements of appropriation of retained earnings for the years ended December 31, 2015 and 2014 were as follows:

	2015 Expected date of approval: March 23, 2016		2014 Date of approval: March 18, 2015
Unappropriated retained earnings:
Balance at beginning of year	￦	—	—
Interest on hybrid bond		(57,158)	(96,293)
Profit for the year		1,216,391	1,433,310

		1,159,233	1,337,017

Transfer from reserves:
Voluntary reserve		6,346,989	5,659,656
Regulatory reserve for loan loss		31,324	—

		6,378,313	5,659,656

		7,537,546	6,996,673

Appropriation of retained earnings:
Legal reserve		121,639	143,331
Regulatory reserve for loan loss		—	42,733
Other reserve		11,814	12,720
Voluntary reserves		6,723,196	6,346,989
Redemption of hybrid bond		30,897	900
Dividends on common stock		650,000	450,000
(Dividends per share in won:
Current year ￦409.94 (8.20%)
Last year ￦283.80 (5.68%))

		7,537,546	6,996,673

Unappropriated retained earnings to be carried over to subsequent year	￦	—	—

These statements of appropriation of retained earnings were based on the separate financial statements of the Parent Company.

(f)	Dividends

Dividends of common stock for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	￦	5,000	5,000
Dividend rate per share		8.20%	5.68%
Dividend per share in won	￦	409.94	283.80

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

26.	Equity (continued)

(g)	Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Dividends	￦	650,000	450,000
Profit for the year(*)		1,489,654	1,455,224
Dividends payout ratio to profit for the year		43.63%	30.92%
Profit for the year adjusted for regulatory reserve(*)	￦	1,492,621	1,429,380
Dividends to profit for the year		43.55%	31.48%

(*)	Profit for the year and profit for the year adjusted for regulatory reserve were the amount attributable to equity holder of the Group.

27.	Regulatory reserve for loan loss

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Regulatory reserve for loan loss		1,744,092	1,718,248
Provision for (reversal of) regulatory reserve for loan loss		(2,967)	25,844

	￦	1,741,125	1,744,092

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Provision for (reversal of) regulatory reserve for loan loss	￦	(2,967)	25,844
Profit for the year adjusted for regulatory reserve		1,492,955	1,429,809
Earnings per share adjusted for regulatory reserve in won	￦	906	841

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

28.	Net interest income

(a)	Net interest income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Interest income:
Cash and due from banks	￦	101,931	124,682
Trading assets		162,624	205,994
Available-for-sale financial assets		485,026	596,681
Held-to-maturity financial assets		318,940	333,114
Loans		6,505,540	7,158,168
Others		75,431	94,677

		7,649,492	8,513,316

Interest expense:
Deposits		(2,787,728)	(3,369,225)
Borrowings		(172,764)	(191,762)
Debt securities issued		(472,676)	(524,078)
Others		(51,609)	(61,118)

		(3,484,777)	(4,146,183)

Net Interest income	￦	4,164,715	4,367,133

(b)	Interest income recognized on impaired financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Interest income	￦	26,168	34,702

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

29.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Fees and commission income:
Credit placement fees	￦	68,509	56,853
Commission received as electronic charge receipt		135,996	134,496
Brokerage fees		110,684	105,920
Commission received as agency		321,506	328,266
Investment banking fees		67,277	45,761
Commission received in foreign exchange activities		149,057	137,516
Asset management fees from trust accounts		71,533	49,741
Guarantee fees		54,829	55,009
Others		70,895	57,922

		1,050,286	971,484

Fees and commission expense:
Credit-related fee		(41,113)	(28,776)
Brand-related fee		(49,905)	(50,655)
Service-related fees		(12,787)	(14,493)
Trading and brokerage fees		(7,006)	(4,107)
Commission paid in foreign exchange activities		(24,766)	(21,285)
Others		(60,846)	(49,225)

		(196,423)	(168,541)

Net fees and commission income	￦	853,863	802,943

30.	Dividend income

Dividend income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Trading assets	￦	35,580	6,186
Available-for-sale financial assets		148,521	87,292

	￦	184,101	93,478

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

31.	Net trading gain (loss)

Net trading gain (loss) for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Trading assets and trading liabilities
Debt:
Gain on valuation	￦	8,414	15,810
Gain on sale		16,060	10,195
Loss on valuation		(13,199)	(4,248)
Loss on sale		(6,018)	(4,971)

		5,257	16,786

Equity:
Gain on valuation		5,961	3,897
Gain on sale		39,794	29,033
Loss on valuation		(1,618)	(7,088)
Loss on sale		(37,696)	(10,486)

		6,441	15,356

Gold/Silver:
Gain on valuation		24,366	—
Gain on sale		2,183	1,499
Loss on valuation		(5,238)	(19,403)
Loss on sale		(379)	(203)

		20,932	(18,107)

		32,630	14,035

Derivatives
Foreign exchange:
Gain (Loss) on valuation and transaction, net		138,365	(35,953)
Interest rates:
Loss on valuation and transaction, net		(3,044)	(16,002)
Equity:
Gain (Loss) on valuation and transaction, net		(1,203)	302
Commodity:
Loss on valuation and transaction, net		(32,327)	(2,186)

		101,791	(53,839)

Net trading gain (loss)	￦	134,421	(39,804)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

32.	Impairment loss on financial assets

Impairment loss on financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Impairment loss:
Loans and due from banks	￦	592,845	463,724
Available-for-sale financial assets		206,570	220,286

	￦	799,415	684,010

33.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Employee benefits:
Short and long term employee benefits	￦	1,472,898	1,526,950
Post-employee benefits		127,171	101,746
Termination benefits		59,549	106,226

		1,659,618	1,734,922

Amortization:
Depreciation		128,617	132,605
Amortization of intangible assets		36,764	70,345

		165,381	202,950

Other general and administrative: expenses:
Employee fringe benefits		106,869	122,265
Rent		260,651	258,737
Service contract expenses		219,857	224,462
Taxes and dues		78,254	82,229
Advertising		57,950	59,057
Electronic data processing expenses		63,436	63,441
Others		173,418	169,948

		960,435	980,139

	￦	2,785,434	2,918,011

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

34.	Share-based payments

(a)	Cash-settled stock options as of December 31, 2015 were as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won(*1)	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		1,903,200		2,157,600		715,500		332,850

Contractual exercise period		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date

Changes in number of shares granted:
Outstanding at December 31, 2014		93,426		101,963		50,513		332,850
Exercised		—		—		—		(306,617)
Outstanding at December 31, 2015(*2)		93,426		101,963		50,513		26,233
Fair value in won(*3)	￦	11,544	￦	721		—		—

(*1)	As of December 31, 2015, the granted shares were fully vested, and the weighted-average exercise price of 272,135 options outstanding was ￦39,019.
(*2)	Rights of exercise of 4th, 5th grant are suspended as of December 31, 2015.
(*3)	As of December 31, 2015, suspended grants were evaluated based on the intrinsic value, which was the difference between the closing price of Shinhan Financial Group and the exercise price.

(b)	Equity-settled share-based payments

i)	Equity-settled share-based payments as of December 31, 2015 were as follows:

Content
Grant year	2010~2013	2014~

Type(*1)	Equity-settled share-based payment	Equity-settled share-based payment

Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)

Performance conditions(*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1)	The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.
(*2)	ROE: Return on equity

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In won, except for share data)

34.	Share-based payments

(b)	Equity-settled share-based payments (continued)

ii)	Granted shares and the fair value of grant date as of December 31, 2015 were as follows:

Grant date	Grant shares	Fair value(*1) (in won)	Estimated shares(*2)
April 1, 2010	306,400	45,150	10,471
January 11, 2011	65,200	51,500	1,013
January 28, 2011	49,500	50,700	4,167
April 18, 2011	15,400	46,800	1,159
January 26, 2012	49,200	44,300	32,616
February 8, 2012	30,900	46,650	20,510
March 27, 2012	4,100	44,550	2,443
August 24, 2012	10,800	36,150	5,099
October 15, 2012	4,100	37,200	2,865
January 1, 2013	183,100	40,050	110,131
March 21, 2013	4,400	37,750	1,210
May 27, 2013	14,500	40,250	10,135
August 1, 2013	4,400	41,250	2,931
January 1, 2014	109,800	47,300	103,340
February 8, 2014	5,400	44,300	4,546
April 1, 2014	4,800	47,000	3,388
October 15, 2014	2,400	47,150	472
January 1, 2015	159,000	44,500	143,960
March 18, 2015	16,800	42,650	12,236
April 10, 2015	2,300	40,350	1,541
May 01, 2015	2,300	46,000	1,418
May 22, 2015	5,300	42,800	2,991
May 27, 2015	2,300	40,200	1,269
August 1, 2015	2,300	41,900	886
August 24, 2015	2,300	40,250	752

	1,057,000		481,549

(*1)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2015, the fair value per share data evaluated by Shinhan Financial Group amounted to ￦39,550.
(*2)	Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

34.	Share-based payment (continued)

(c)	Stock compensation costs calculated for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Compensation costs recorded for the year	￦	7,009	6,127

(d)	Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Residual compensation costs recorded in the futures	￦	3,855	5,417
Accrued expenses		22,116	20,494

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

35.	Net other operating expenses

Net other operating expenses for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Other operating income
Gain on sale of assets:
Loans	￦	72,554	16,932
Written-off loans		34,476	9,572

		107,030	26,504

Others:
Gain on hedge activity from hedged items		176,204	77,801
Gain on hedge activity from hedging instruments		38,007	235,653
Reversal of allowance for acceptances and guarantee		33,519	5,403
Reversal of other allowance		1,958	35,792
Others		23,917	25,282

		273,605	379,931

		380,635	406,435

Other operating expense
Loss on sale of assets:
Loans		(8,974)	(148)
Others:
Loss on hedge activity from hedged items		(36,467)	(236,023)
Loss on hedge activity from hedging instruments		(177,191)	(68,841)
Loss on allowance for acceptances and guarantee		—	(15,890)
Loss on other allowance		(34,278)	(17,829)
Contribution to fund		(267,454)	(244,914)
Insurance fee		(248,960)	(240,513)
Others		(123,151)	(87,395)

		(887,501)	(911,405)

		(896,475)	(911,553)

	￦	(515,840)	(505,118)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

36.	Net non-operating income

Net non-operating income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Non-operating income
Gain on sale of assets:
Property and equipment	￦	1,122	476
Intangible assets		2	460
Investment property		1,402	—
Non-current assets held for sale		705	—
Assets not used for business purpose		433	—

		3,664	936

Investments in associates and subsidiaries:
Gain from disposition		95,232	—
Others:
Rental income on investment property		24,400	25,162
Others		72,705	53,729

		97,105	78,891

		196,001	79,827

Non-operating expenses
Loss on sale of assets:
Property and equipment		(75)	(1,153)
Intangible assets		(9)	(68)
Investment properties		(13)	—
Non-current assets held for sale		(29)	—

		(126)	(1,221)

Investments in associates and subsidiaries:
Impairment losses		(9,024)	—
Loss from disposition		(277)	—

		(9,301)	—
Others:
Investment properties depreciation		(9,324)	(7,999)
Donations		(18,614)	(12,717)
Impairment losses on property and equipment		(100)	(1)
Impairment losses on intangible asset		—	(547)
Others		(30,591)	(30,750)

		(58,629)	(52,014)

		(68,056)	(53,235)

	￦	127,945	26,592

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except per share data)

37.	Income tax expense

(a)	The components of income tax expense of the Group for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Current income tax expense	￦	275,694	405,064
Deferred taxes arising from changes in temporary differences		15,302	(42,359)
Tax adjustment charged or credited directly to equity		94,086	17,438

Income tax expense	￦	385,082	380,143

(b)	The income tax expense calculated by applying statutory tax rates to the Group’s taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2015 and 2014 for the following reasons:

	2015		2014
Profit before income tax	￦	1,875,070	1,835,796
Statutory tax rate		24.20%	24.20%

Income tax expense at statutory tax rates		453,305	443,801
Adjustments:
Non-taxable income		(15,329)	(28,480)
Non-deductible expense		4,161	3,776
Decrease resulting from consolidated corporate tax system		(23,692)	(33,880)
Others		(33,363)	(5,074)

Income tax expense	￦	385,082	380,143

Effective tax rate		20.54%	20.71%

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except per share data)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)(*1)
Accrued income	￦	(347,483)	(347,483)	(352,041)	(352,041)	(85,194)
Accounts receivable		(58,567)	(58,567)	(45,943)	(45,943)	(11,118)
Trading assets		(84,746)	(102,318)	(135,321)	(117,749)	(28,495)
Available-for-sale financial assets		1,171,729	256,361	230,483	1,145,851	277,296
Investments in associates and subsidiaries(*2)		43,362	43,362	(104,035)	(104,035)	(25,177)
Deferred loan origination costs and fee		(263,296)	(263,296)	(344,697)	(344,697)	(83,417)
Revaluation and depreciation on property and equipment		(449,814)	18,411	1,258	(466,967)	(113,006)
Derivative assets (liabilities)		(71,770)	(798)	(50,803)	(121,775)	(29,469)
Deposits		120,696	49,698	(7,310)	63,688	15,412
Accrued expenses		330,472	330,458	257,806	257,820	62,392
Defined benefit obligations		868,023	42,536	215,917	1,041,404	252,020
Plan assets		(753,648)	(42,536)	(307,828)	(1,018,940)	(246,583)
Other provisions		191,776	191,776	215,799	215,799	52,223
Allowance for guarantees and acceptance		106,952	106,952	80,290	80,290	19,430
Allowance for advanced depreciation		(181,031)	(1,546)	—	(179,485)	(45,989)
Allowance for expensing depreciation		(2,618)	(231)	—	(2,387)	(578)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(828,276)	(828,276)	(510,514)	(510,514)	(123,544)
Donation payables		49,300	49,300	44,134	44,134	10,680
Allowance and bad debt		192,503	192,503	286,635	286,635	77,700
Compensation expenses associated with stock option		2,196	2,118	1,152	1,230	298
Fictitious dividends		3,909	3	7	3,913	947
Others		264,399	242,751	206,789	228,437	55,284

		309,581	(118,822)	(318,222)	110,181	32,446

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries(*2)		(11,532)	—	(134,601)	(146,133)	(35,364)

	￦	321,113	(118,822)	(183,621)	256,314	67,810

(*1)	Deferred tax assets of overseas subsidiaries have increased by ￦1,455 million due to foreign currency exchange rate changes.
(*2)	The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except per share data)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) (continued)

	2014
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)(*1)
Accrued income	￦	(441,833)	(441,833)	(347,483)	(347,483)	(84,091)
Accounts receivable		(8,133)	(8,133)	(58,567)	(58,567)	(14,173)
Trading assets		(67,935)	(118,756)	(135,567)	(84,746)	(20,509)
Available-for-sale financial assets		1,730,484	919,944	361,189	1,171,729	283,558
Investments in associates and subsidiaries(*2)		(59,147)	(102,509)	—	43,362	10,494
Deferred loan origination costs and fee		(46,552)	(87,737)	(304,481)	(263,296)	(63,718)
Revaluation and depreciation on property and equipment		(446,441)	6,473	3,100	(449,814)	(108,855)
Derivative assets (liabilities)		(970)	55,193	(15,607)	(71,770)	(17,368)
Deposits		106,159	119,482	134,019	120,696	29,208
Accrued expenses		200,644	201,669	331,497	330,472	79,974
Defined benefit obligations		602,286	27,316	293,053	868,023	210,062
Plan assets		(602,286)	(27,315)	(178,677)	(753,648)	(182,383)
Other provisions		299,765	299,765	191,776	191,776	46,410
Allowance for guarantees and acceptance		92,561	92,561	106,952	106,952	25,882
Allowance for advanced depreciation		(180,945)	—	(86)	(181,031)	(43,810)
Allowance for expensing depreciation		(2,850)	(232)	—	(2,618)	(634)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(744,094)	(744,094)	(828,276)	(828,276)	(200,443)
Donation payables		50,306	50,306	49,300	49,300	11,931
Allowance and bad debt		159,419	159,419	192,503	192,503	50,117
Compensation expenses associated with stock option		3,299	3,221	2,118	2,196	531
Fictitious dividends		3,966	57	—	3,909	946
Others		(518,441)	(718,795)	64,045	264,399	63,986

		134,775	(313,998)	(139,192)	309,581	78,449

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries(*2)		(10,356)	(76,500)	(77,676)	(11,532)	(2,791)

	￦	145,131	(237,498)	(61,516)	321,113	81,240

(*1)	Deferred tax assets of overseas subsidiaries have decreased by ￦537 million due to foreign currency exchange rate changes.
(*2)	The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except per share data)

37.	Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Amount before tax		Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	￦	510,514	(123,544)	828,277	(200,443)	76,899
Equity in other comprehensive income of associates		14,376	(635)	7,656	82	(717)
Foreign currency translation differences for foreign operations		(135,644)	(24,630)	(126,901)	(25,531)	901
Remeasurements of defined benefit obligations		(396,286)	95,901	(324,196)	78,456	17,445
Other (stock option)		1,904	(461)	77	(19)	(442)

	￦	(5,136)	(53,369)	384,913	(147,455)	94,086

	December 31, 2014			December 31, 2013
	Amount before tax		Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	￦	828,277	(200,443)	744,094	(180,071)	(20,372)
Equity in other comprehensive income of associates		7,656	82	3,390	51	31
Foreign currency translation differences for foreign operations		(126,901)	(25,531)	(136,021)	(21,208)	(4,323)
Remeasurements of defined benefit obligations		(324,196)	78,456	(150,176)	36,343	42,113
Other (stock option)		77	(19)	33	(8)	(11)

	￦	384,913	(147,455)	461,320	(164,893)	17,438

(e)	The current tax assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Current tax assets:
Income taxes paid	￦	7,409	7,033
Current tax liabilities:
Payable due to consolidated tax system	￦	22,476	168,652
Income taxes payables		17,553	2,047

	￦	40,029	170,699

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except per share data)

37.	Income tax expense (continued)

(f)	The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deferred tax assets	￦	1,299,151	1,194,441
Deferred tax liabilities		1,231,341	1,113,201
Current tax assets		251,324	267,071
Current tax liabilities		283,944	430,737

38.	Earnings per share

Earnings per share for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Profit for the year	￦	1,489,654	1,455,224
Less: dividends on hybrid bonds		(57,158)	(96,293)

Profit available for common stock		1,432,496	1,358,931
Weighted average number of common shares outstanding		1,585,615,506	1,585,615,506

Basic and diluted earnings per share in won	￦	903	857

Considering that the Group had no dilutive potential ordinary shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal basic earnings per share for the years ended December 31, 2015 and 2014.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

39.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Guarantees:
Guarantee outstanding	￦	10,087,055	10,775,530
Contingent guarantees		3,032,620	4,334,310

	￦	13,119,675	15,109,840

Commitments to extend credit:
Loan commitments in won	￦	53,154,222	52,196,405
Loan commitments in foreign currency		21,764,967	20,194,874
ABS and ABCP purchase commitments		2,668,370	1,986,308
Others		1,303,246	1,215,108

	￦	78,890,805	75,592,695

Endorsed bills:
Secured endorsed bills	￦	29,549	51,043
Unsecured endorsed bills		7,542,862	10,914,587

	￦	7,572,411	10,965,630

Loans sold with repurchase agreement	￦	2,099	2,099

(b)	Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Guarantees outstanding	￦	10,087,055	10,775,530
Contingent guarantees		3,032,620	4,334,310
ABS and ABCP purchase commitments(*)		2,668,370	1,986,308
Secured endorsed bills		29,549	51,043

	￦	15,817,594	17,147,191

Allowance for acceptances and guarantees	￦	80,289	106,952
Ratio (%)		0.51	0.62

(*)	ABS: Asset Backed Securities, ABCP: Asset Backed Commercial Paper

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2015 were as follows:

Case	Number of Claim	Claim amount	Description
Claimed uncollected receivables of goods	1	￦43,761	A plaintiff claimed uncollected receivables of goods against the Bank since the plaintiff had delivered goods based on a bank guarantee forged by the Bank issued. The Bank has paid the amount in full which is ordered to pay by ruling of its first trial, and has retrieved the amount in partial by ruling of its second trial. The bank is currently in its third trial.
Compensation for a loss	1	47,200	The plaintiff has filed a lawsuit against the Bank claiming that the Bank should compensate for a loss of the damaged right of management insisting the Bank had purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first appeal has been ruled in favor of the plaintiff. The Bank has appealed and such appeal is currently pending at the second appeal. As of December 31, 2015, the Bank believes that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Bank has paid the amount in full which is ordered to pay by ruling of its first and second trial. The Bank is currently in its third trial.
Lehman Brothers Special Financing Inc. (LBSF)	1	12,000	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Bank after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. The bank is currently in its first trial.
Refund of performance bond etc.	1	68,875	Plaintiff, Creditors of Hyundai Engineering & Construction Co., Ltd., insisted that the defendants, the Bank and others, have a duty to return the performance bond because they did not make stock trading contract without any attributable reasons to plaintiff. Also cancelation of MOU unjustly is illegal act to damage the plaintiff. Therefore, the plaintiff sued the Bank and others for compensation of the damages. The bank is currently in its third trial.
Others	128	326,278	It includes various cases, such as compensation for a loss claim. The Bank recognizes provisions based on the progress of relevant lawsuits.

	132	￦498,114

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies (continued)

As of December 31, 2015, the Group recorded a provision of ￦19,576 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group’s consolidated financial position or results of operations.

(e)	Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	191,107	227,287	3,873	422,267

	December 31, 2014
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	165,991	202,438	5,355	373,784

40.	Cash flows

(a)	Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Cash	￦	1,900,980	2,471,103
Reserve deposits		7,794,542	5,668,726
Other deposits		7,195,864	7,720,248

Cash and due from banks		16,891,386	15,860,077
Restricted due from banks		(11,454,577)	(9,181,973)
Due with original maturities of less than three months		(1,858,091)	(2,141,900)

	￦	3,578,718	4,536,204

(b)	Significant non-cash activities for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Dividend payable of hybrid bonds	￦	9,231	14,937
Debt-equity swap		34,218	57,335
Payable of purchased intangible assets		59,810	9,450

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties

(a)	Significant balances with the related parties as of December 31, 2015 and 2014 were as follows:

Related party	Account	December 31, 2015		December 31, 2014
The parent company
Shinhan Financial Group	Other assets	￦	47	9
	Deposits		500,909	120,813
	Other liabilities		57,888	202,865

Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		10,452	12,269
	Other assets		2,039	1,793
	Deposits		88,800	97,333
	Derivative liabilities		—	60
	Provisions		48	19
	Other liabilities		20,130	19,027
Shinhan Investment Corp.	Derivative assets		9,676	5,898
	Loans		9,426	9,655
	Allowances		(83)	(61)
	Other assets		18,530	17,760
	Deposits		180,784	193,038
	Derivative liabilities		5,180	4,411
	Provisions		76	54
	Other liabilities		32,786	29,448
Shinhan Life Insurance	Derivative assets		14,215	12,657
	Other assets		8	8
	Deposits		6,424	6,862
	Derivative liabilities		566	1,601
	Provisions		4	2
	Other liabilities		38,690	38,748
Shinhan Capital Co., Ltd.	Other assets		—	1
	Deposits		573	15,071
	Provisions		10	4
	Other liabilities		1,299	1,319
Jeju Bank	Loans		4,282	4,964
	Allowances		(2)	(3)
	Other assets		20	27
	Deposits		3,605	1,567
	Other liabilities		1,604	1,140
Shinhan Credit Information Co., Ltd.	Deposits		8,571	10,511
	Other liabilities		1,188	1,452

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2015		December 31, 2014
Entities under common control (continued)
Shinhan Private Equity, Inc.	Loans	￦	3,000	3,500
	Allowances		(16)	(19)
	Deposits		65	168
	Provisions		8	5
SHC Management Co., Ltd.	Deposits		100	100
	Other liabilities		2	3
Shinhan Data system	Deposits		3,069	2,481
	Other liabilities		4,148	4,458
Shinhan Aitas	Other assets		—	6
	Deposits		16,200	10,255
	Other liabilities		69	100
Shinhan BNP Paribas AMC	Deposits		72,601	119,522
	Other liabilities		1,127	2,034
Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Trading assets		99,953	49,980
	Loans		160,000	200,000
	Allowances		(466)	(614)
	Deposits		1,061	1,184
	Provisions		55	78
UAMCO., Ltd.	Loans		23,100	—
	Allowances		(31)	—
	Deposits		410	28,801
	Provisions		46	50
Cardif Life Insurance	Deposits		644	194
	Provisions		1	1
Pohang TechnoPark2PFV	Deposits		14,662	14,666
Kukdong Engineering &	Deposits		5,388	6,986
Construction Co.,Ltd.	Provisions		15	—
BNP Paribas Cardif General Insurance	Deposits		12	7
Dream High Fund III	Deposits		4	301
SH Rental Service	Deposits		219	—
SP New Technology Business investment Fund I	Deposits		283	—
Midas Dong-A Snowball Venture Fund	Deposits		303	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2015		December 31, 2014
Investments in associates and entities under common control’s (continued)
IBKS-Shinhan Creative Economy New Technology Fund	Deposits	￦	1,463	—
EQP Global Energy infrastructure Private Equity	Deposits		3	—
JAEYOUNG SOLUTEC CO.,LTD.	Loans		15,276	—
	Allowances		(159)	—
	Deposits		15,261	—
	Provisions		15	—
Partners 4th Growth Investment Fund	Deposits		2,704	—
Key management personnel
	Loans		1,497	2,718
	Allowance		(1)	(1)
	Provisions		1	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2015 and 2014 were as follows:

Related Party	Account	2015		2014
The parent company
Shinhan Financial Group	Other operating income	￦	2,054	1,941
	Interest expense		(2,429)	(1,201)
	Fees and commission expense		(45,368)	(46,050)
Entities under common control
Shinhan Card Co., Ltd.	Interest income		199	214
	Fees and commission income		175,800	174,433
	Gain related to derivatives		8,649	15,430
	Other operating income		1,930	1,217
	Interest expense		(346)	(703)
	Fees and commission expense		(317)	(431)
	Loss related to derivatives		(2,490)	(892)
	Other operating expense		(395)	(41)
Shinhan Investment Corp.	Interest income		1,382	1,082
	Fees and commission income		4,077	3,413
	Gain related to derivatives		9,003	10,808
	Other operating income		3,692	2,654
	Interest expense		(2,135)	(1,531)
	Fees and commission expense		(12)	—
	Provision for allowance		(22)	10
	Loss related to derivatives		(7,630)	(8,764)
	Other operating expense		(824)	(649)
Shinhan Life Insurance	Interest income		50	56
	Fees and commission income		9,939	15,769
	Gain related to derivatives		22,643	15,725
	Other operating income		1,889	1,761
	Interest expense		(828)	(1,107)
	Fees and commission expense		—	(50)
	Loss related to derivatives		(3,766)	(2,905)
	Other operating expense		(645)	(707)
Shinhan Capital Co., Ltd.	Interest income		1	1
	Gain related to derivatives		29	—
	Other operating income		899	641
	Interest expense		(219)	(368)
	Fees and commission expense		(2)	—
	Other operating expense		(6)	—
Jeju Bank	Interest income		41	84
	Other operating income		204	218
	Interest expense		(30)	(30)
	Provision for allowance		1	(1)
	Other operating income		—	(2)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related Party	Account	2015		2014

Entities under common control (continued)
Shinhan Credit Information Co., Ltd	Fees and commission income	￦	2	2
	Other operating income		77	200
	Interest expense		(190)	(298)
	Fees and commission expense		(5,474)	(5,315)
	Loss related to derivatives		—	(6)
Shinhan Private Equity, Inc.	Interest income		—	45
	Other operating income		—	4
	Interest expense		(3)	—
	Provision for allowance		3	17
	Other operating expense		(3)	—
Shinhan BNP Paribas AMC	Interest income		—	3
	Fees and commission income		55	43
	Other operating income		53	27
	Interest expense		(1,770)	(2,723)
	Fees and commission expense		(2,579)	(1,991)
Shinhan Data System	Other operating income		89	288
	Interest expense		(141)	(141)
	Other operating expense		(32,447)	(30,035)
SHC management Co., Ltd.	Interest expense		(2)	(3)
Shinhan Savings Bank	Fees and commission income		229	—
	Other operating income		61	76
	Interest expense		—	(1)
Shinhan Aitas	Fees and commission income		27	25
	Other operating income		55	28
	Interest expense		(215)	(287)
	Fees and commission expense		(8)	—

Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Interest income		6,440	5,638
	Fees and commission income		78	260
	Other operating income		23	202
	Interest expense		(1)	(1)
	Provision for allowance		148	(339)
UAMCO., Ltd	Interest income		4	40
	Fees and commission income		9	7
	Other operating income		4	—
	Interest expense		—	(1)
	Provision for allowance		(31)	—

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related Party	Account	2015		2014
Investments in associates and entities under common control’s (continued)
Cardif Life Insurance	Fees and commission income	￦	30	30
Pohang TechnoPark2PFV	Interest expense		(15)	(15)
Kukdong Engineering & Construction Co., Ltd.	Interest income		26	—
	Fees and commission income		16	15
	Interest expense		(35)	(40)
	Fees and commission expense		(3)	(4)
	Other operating expense		(15)	—
BNP Paribas Cardif General Insurance	Fees and commission income		2	1
Dream High Fund III	Interest expense		(5)	(6)
Midas Dong-A Snowball Venture Fund	Interest expense		(3)	—
SH Rental Service	Interest expense		(1)	—
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		(2)	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		616	—
	Fees and commission income		1	—
	Interest expense		(47)	—
	Provision for allowance		(159)	—
	Other operating expense		(15)	—
Partners 4th Growth Investment Fund	Interest expense		(6)	—
Key management personnel
	Interest income		63	96

(c)	Details of transactions with key management for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Short and long term employee benefits	￦	8,684	8,731
Post-employment benefits		242	236
Share-based payment transactions		2,830	3,374

	￦	11,756	12,341

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2015 and 2014 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	December 31, 2015		December 31, 2014	Account
Shinhan Bank	Shinhan Card Co., Ltd.	￦	500,000	500,000	Unused credit
	Shinhan Investment Corp.		10,548	9,893	Performance guarantees
			181,000	181,000	Unused credit
	Shinhan Life Insurance		50,000	50,000	Unused credit
	Shinhan Capital Co., Ltd.		50,000	60,000	Unused credit
	Shinhan BNP Paribas AMC		43,063	192,849	Security underwriting commitment
	Shinhan Private Equity, Inc.		4,344	4,248	Unused credit
	SHC Management Co., Ltd.		—	94	Performance guarantees
	KoFC Shinhan Frontier Champ 2010-4 PEF		13,417	26,834	Security underwriting commitment
	Aju Capital Co., Ltd.		50,000	50,000	Unused credit
			—	50,000	Security underwriting commitment
	Cardif Life Insurance		10,000	10,000	Unused credit
	UAMCO., Ltd.		89,100	112,200	Unused credit
			89,950	179,900	Security underwriting commitment
	Kukdong Engineering & Construction Co., Ltd.		1,574	—	Performance guarantees
	Neoplux Co., Ltd.		18,000	—	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	—	Unused credit
			469	—	Import letter of credit

		￦	1,112,065	1,427,018

(e)	Details of collaterals provided to the related parties as of December 31, 2015 and 2014 were as follows:

	Related party	Pledged assets	December 31, 2015			December 31, 2014
			Carrying amount		Amounts collateralized	Carrying amount	Amounts collateralized
Entities under common control	Shinhan Investment Corp.	Securities	￦	195,496	37,646	155,303	34,041
	Shinhan Life Insurance	Securities		10,349	10,349	10,385	10,385

			￦	205,845	47,995	165,688	44,426

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(f)	Details of collaterals provided by the related parties as of December 31, 2015 and 2014 were as follows:

	Related party	Pledged assets	December 31, 2015		December 31, 2014
Entities under common control	Shinhan Investment Corp.	Deposits	￦	22,000	22,000
		Real estate		91,974	91,974
	Shinhan Life Insurance	Government bonds		7,686	7,446
	Shinhan Capital Co., Ltd.	Deposits		—	11,200
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Credit Information Co., Ltd	Deposits		210	—
	SHC Management Co., Ltd.	Deposits		—	100
Investments in associates	Aju Capital Co., Ltd.	Beneficiary certificate		160,000	—
	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		13,676	12,770
	JAEYOUNG SOLUTEC CO., LTD.	Real estate Korea Trade Insurance corporation guarantee		20,814 7,214	— —

			￦	343,574	165,490

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

42.	Investments in subsidiaries

(a)	Condensed financial positions for the Bank and its subsidiaries as of December 31, 2015 and 2014 were as follows:

	December 31, 2015				December 31, 2014
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	￦	269,018,149	248,550,069	20,468,080	242,075,869	221,704,012	20,371,857
Shinhan America		1,151,705	987,281	164,424	1,057,143	906,062	151,081
Shinhan Canada		489,113	451,490	37,623	377,086	335,864	41,222
Shinhan Europe		457,882	380,874	77,008	356,019	277,610	78,409
Shinhan China		4,957,520	4,559,552	397,968	3,977,209	3,599,289	377,920
Shinhan Asia		372,005	166,062	205,943	309,478	126,229	183,249
Shinhan Kazakhstan		63,512	22,400	41,112	172,109	102,687	69,422
Shinhan Khmer		142,260	104,025	38,235	142,350	109,738	32,612
Shinhan Japan		5,225,394	4,890,613	334,781	4,828,433	4,542,653	285,780
Shinhan Vietnam		2,202,300	1,738,772	463,528	2,023,467	1,625,063	398,404
Shinhan Mexico		41,484	284	41,200	—	—	—
PT Bank Metro Express		178,966	86,549	92,417	—	—	—
PT Centratama Nasional Bank		79,618	67,536	12,082	—	—	—
Structured Entities etc.		5,879,249	5,890,951	(11,702)	5,132,803	5,301,309	(168,506)

(b)	Condensed comprehensive income statements for the Bank and its subsidiaries for the years ended December 31, 2015 and 2014 were as follows:

	2015				2014
	Operating income		Profit (Loss) for the year	Total comprehensive income (loss)	Operating income	Profit (Loss) for the year	Total comprehensive income (loss)
Shinhan Bank	￦	13,946,587	1,216,391	931,730	13,295,328	1,433,310	1,355,956
Shinhan America		50,352	3,586	13,344	47,024	4,511	11,711
Shinhan Canada		12,421	884	(3,599)	12,835	1,432	(332)
Shinhan Europe		11,790	1,854	(1,401)	12,927	3,793	(3,088)
Shinhan China		200,248	12,039	20,048	159,623	16,888	23,628
Shinhan Asia		18,940	14,029	22,694	9,021	3,582	19,246
Shinhan Kazakhstan		8,405	2,528	(28,310)	9,392	2,519	(7,147)
Shinhan Khmer		9,084	3,343	5,623	9,372	4,293	5,588
Shinhan Japan		141,070	32,674	49,002	216,354	14,176	(11,231)
Shinhan Vietnam		125,882	56,558	65,124	110,029	22,080	32,990
Shinhan Mexico		362	(2,650)	(5,296)	—	—	—
PT Bank Metro Express		8,674	854	858	—	—	—
PT Centratama Nasional Bank		10,478	345	347	—	—	—
Structured Entities etc.		218,186	9,011	8,891	194,415	(15,933)	(15,091)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

43.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Project financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund	Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors. The Group is involved in investment fund by investing in various investment funds.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

43.	Interests in unconsolidated structured entities (continued)

(a)	The nature and extent of interests in unconsolidated structured entities (continued)

i)	The size of unconsolidated structured entities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	58,379,605	27,913,420	8,884,598	95,177,623

	December 31, 2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	18,405,975	35,209,267	7,739,222	61,354,464

ii)	Income and expense from unconsolidated structured entities for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Assets-backed Securitization		Structured Financing	Investment fund	Total
Income
Interest income	￦	60,712	99,363	—	160,075
Fees and commission income		13,836	15,039	—	28,875
Dividend income		—	4,155	89,159	93,314
Other		185	1,801	61	2,047

	￦	74,733	120,358	89,220	284,311

Expense	￦	8	147	29,502	29,657

	2014
	Assets-backed securitization		Structured Financing	Investment fund	Total
Income
Interest income	￦	16,573	126,391	—	142,964
Fees and commission income		11,501	9,767	—	21,268
Dividend income		13	—	27,162	27,175
Other		308	129	349	786

	￦	28,395	136,287	27,511	192,193

Expense	￦	818	—	30,436	31,254

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

43.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risk associated with interests in unconsolidated structured entities

i)	The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets:
Loans	￦	190,778	2,790,044	—	2,980,822
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,185,577	81,324	930,049	3,196,950
Held-to-maturity financial assets		2,346,400	—	—	2,346,400
Others		—	2,884	—	2,884

	￦	6,532,515	2,918,985	930,049	10,381,549

Liabilities:
Derivative liabilities	￦	8	—	—	8

	December 31, 2014
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets:
Loans	￦	368,112	2,497,972	3,589	2,869,673
Trading assets		573,919	48,877	—	622,796
Derivative assets		42	—	—	42
Available-for-sale financial assets		330,807	224,342	622,859	1,178,008

	￦	1,272,880	2,771,191	626,448	4,670,519

Liabilities:
Other liabilities	￦	1,200	—	—	1,200

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

43.	Interests in Unconsolidated structured Entities (continued)

(b)	Nature of risk associated with interests in unconsolidated structured entities (continued)

ii)	Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets owned	￦	6,532,515	2,918,985	930,049	10,381,549
Purchase commitments		1,063,171	31,134	74,328	1,168,633
Providing unused credit		1,589,389	400,599	36,179	2,026,167
Guarantees		—	26,240	—	26,240

	￦	9,185,075	3,376,958	1,040,556	13,602,589

	December 31, 2014
	Assets-backed securitization		Structured Financing	Investment fund	Total
Assets owned	￦	1,272,880	2,771,191	626,448	4,670,519
Purchase commitments		325,195	30,000	103,702	458,897
Providing unused credit		1,631,113	110,224	—	1,741,337
Guarantees		—	28,888	—	28,888

	￦	3,229,188	2,940,303	730,150	6,899,641

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

44.	Information of trust business

(a)	Total assets with trust business as of December 31, 2015 and 2014 and operating revenue for the years ended December 31, 2015 and 2014 were as follows:

	Total assets			Operating revenue
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Consolidated	￦	4,114,569	3,882,632	144,781	149,686
Unconsolidated		33,189,301	27,103,450	505,820	502,429

	￦	37,303,870	30,986,082	650,601	652,115

(b)	Significant balances with trust business as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Borrowings from trust accounts	￦	2,966,681	2,017,811
Accrued revenues from asset management fee from trust accounts		21,515	16,227
Accrued interest expenses		998	526

(c)	Significant transactions with trust business for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Asset management fee	￦	71,533	49,741
Interest on borrowings from trust account		44,976	44,891

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

45.	Business Combinations

(a)	General information

On August 14, 2015, the Group acquired 40% of voting shares of PT Bank Metro Express (“BME”) which is a local bank operated in Indonesia. On November 30, 2015, the Group acquired an additional 50% of voting shares obtaining control of BME, and also participated in the increase in the paid-in capital. As of December 31, 2015, the Group’s ownership percentage in BME is 97.76%.

Separately from the acquisition of BME, on December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”) which is a local bank operated in Indonesia and obtained control of CNB.

The Group expects to pursue a localization strategy through diversification of targeted global market, eliminating entry barriers and vitalization of economies of scale by acquiring BME and CNB.

The goodwill arising from the acquisitions is attributable mainly to the synergies expected to be achieved from economies of scale and acquired customer relationship.

(b)	The fair value of assets and liabilities

The fair value of assets acquired and liabilities assumed by acquisition of BME and CNB as of acquisition date were as follows:

	BME(*1, 2)		CNB(*3)
Asset:
Cash and cash equivalents	￦	1,518	1,026
Due from banks		33,991	22,551
Loans		136,086	51,443
Property and equipment		4,176	3,815
Intangible assets		1,596	48
Other assets		1,599	734

		178,966	79,617
Liabilities:
Deposits		84,253	66,179
Provisions		1,523	837
Other liabilities		773	520

		86,549	67,536

The fair value of the identifiable assets acquired and liabilities assumed	￦	92,417	12,081

(*1)	Loans were measured as carrying amount since the carrying value was deemed as reasonable approximation of fair value.
(*2)	Identifiable intangible assets represent the estimated future cost savings associated with attracting deposits which were discounted to the present value.
(*3)	The Group has reported provisional amounts for CNB, since the initial accounting for a business combination is incomplete by December 31, 2015.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

45.	Business Combinations (continued)

(c)	Goodwill

Goodwill arising from the acquisitions has been recognised as follows:

	BME		CNB
Consideration transferred (Cash)	￦	98,391	30,782
Fair value of previously held equity interest		25,273	—

		123,664	30,782
Fair value of identifiable net assets		(92,417)	(12,081)
Non-controlling interest(*)		2,070	3,020

Goodwill	￦	33,317	21,721

(*)	Non-controlling interests were measured as proportionate share of the recognized amounts of BME’s and CNB’s identifiable net assets.

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ￦2,040 million on legal fees and due diligence costs. These costs have been included in administrative expenses.

(e)	The remeasurement of the Group’s previously held equity interest of BME

The remeasurement to fair value of the Group’s previously held 40% interest in BME resulted in a loss of ￦234 million. This amount has been included in loss from disposal of investments in associates.

(f)	There are no operating income and profit for the year contributed by BME or CNB since the acquisition date is deemed as at December 31, 2015.

(g)	Operating income and profit of BME and CNB

Had BME and CNB been consolidated from January 1, 2015, the consolidated statement of comprehensive income of the Group would have included operating income of ￦19,152 million and profit of ￦1,199 for the year ended December 31, 2015.

	Operating income		Profit for the year
BME	￦	8,674	854
CNB		10,478	345

	￦	19,152	1,199